UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Table of Contents
Company Data
Capital Composition	2
Cash dividends	3
Individual interim financial statements
Statement of Financial Position - Assets	4
Statement of Financial Position - Liabilities and Equity	5
Statement of Income	6
Statement of Comprehensive Income	7
Statement of Cash Flows – Indirect Method	8
Statement of Changes in Equity
01/01/2019 to 09/30/2019	9
01/01/2018 to 09/30/2018	10
Statements of Value Added	11
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	12
Statement of Financial Position - Liabilities and Equity	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows - Indirect Method	16
Statement of Changes in Equity
01/01/2019 to 09/30/2019	17
01/01/2018 to 09/30/2018	18
Statements of Value Added	19
Comments on Performance	20
Notes to Interim financial statements	29
Other relevant information	87
Reports
Independent Auditor’s Report - Unqualified	89
Management declaration on financial statements	91
Management declaration on independent auditor’s report	92

Company Data

Capital Composition

Number of Shares (In units)	Closing Date 09/30/2019
Paid-in capital
Common	1,152,254,440
Preferred	0
Total	1,152,254,440
Treasury Stock	0
Common	0
Preferred	0
Total	0

Cash dividends

Event

Approval

		Description	Beginning of payment	Type of share	Class of share	Amount per share (Reais/share)
Annual and extraordinary general meeting	04/30/2019	Dividends		Common		0.48018

Individual Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 09/30/2019	Previous Year 12/31/2018
1	Total assets	14,179,442	10,807,954
1.01	Current assets	1,049,132	799,599
1.01.01	Cash and cash equivalents	119,516	79,364
1.01.06	Taxes recoverable	17,647	18,087
1.01.06.01	Current taxes recoverable	17,647	18,087
1.01.06.01.01	Income tax and social contribution recoverable	78	9,441
1.01.06.01.02	Other taxes recoverable	17,569	8,646
1.01.08	Other current assets	911,969	702,148
1.01.08.03	Other	911,969	702,148
1.01.08.03.01	Other assets	386	417
1.01.08.03.04	Dividends and interest on capital	911,583	701,731
1.02	Noncurrent assets	13,130,310	10,008,355
1.02.01	Long-term assets	552,763	191,019
1.02.01.07	Deferred taxes	122,897	112,522
1.02.01.07.02	Deferred tax assets	122,897	112,522
1.02.01.09	Receivables from related parties	425,194	72,933
1.02.01.09.02	Receivables from subsidiaries	425,194	72,933
1.02.01.10	Other noncurrent assets	4,672	5,564
1.02.01.10.04	Escrow Deposits	486	703
1.02.01.10.10	Other assets	4,186	4,861
1.02.02	Investments	12,575,016	9,816,139
1.02.02.01	Equity interests	12,575,016	9,816,139
1.02.02.01.02	Equity interests in subsidiaries	12,575,016	9,816,139
1.02.03	Property, plant and equipment	2,411	1,087
1.02.03.01	Property, plant and equipment - in service	705	868
1.02.03.03	Property, plant and equipment - in progress	1,706	219
1.02.04	Intangible assets	120	110
1.02.04.01	Intangible assets	120	110

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 09/30/2019	Previous Year 12/31/2018
2	Total liabilities	14,179,442	10,807,954
2.01	Current liabilities	519,557	531,380
2.01.02	Trade payables	4,143	2,854
2.01.02.01	Domestic suppliers	4,143	2,854
2.01.03	Taxes payable	4,994	13,519
2.01.03.01	Federal taxes	4,972	13,500
2.01.03.01.01	Income tax and social contribution payable	3,781	8,261
2.01.03.01.02	Other taxes	1,191	5,239
2.01.03.03	Municipal taxes	22	19
2.01.05	Other liabilities	510,420	515,007
2.01.05.02	Other	510,420	515,007
2.01.05.02.01	Dividends and interest on capital payable	490,759	491,602
2.01.05.02.07	Other payables	19,661	23,405
2.02	Noncurrent liabilities	10,499	13,825
2.02.02	Other liabilities	10,178	13,584
2.02.02.02	Other	10,178	13,584
2.02.02.02.04	Other payables	10,178	13,584
2.02.04	Provisions	321	241
2.02.04.01	Tax, social security, labor and civil provisions	321	241
2.02.04.01.02	Social security and labor provisions	10	-
2.02.04.01.04	Civil provisions	311	241
2.03	Equity	13,649,386	10,262,749
2.03.01	Issued capital	9,388,978	5,741,284
2.03.02	Capital reserves	(1,640,961)	469,257
2.03.04	Earnings reserves	4,428,502	4,428,502
2.03.04.01	Legal reserve	900,992	900,992
2.03.04.02	Statutory reserve	3,527,510	3,527,510
2.03.05	Retained earnings	1,879,755	-
2.03.08	Other comprehensive income	(406,888)	(376,294)
2.03.08.01	Accumulated comprehensive income	(406,888)	(376,294)

Individual Financial Statements

Statement of income

(In thousands of Brazilian reais - R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		07/01/2019 to 09/30/2019	01/01/2019 to 09/30/2019	07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018
3.01	Net operating revenue	2,308	2,308	1	1
3.03	Gross profit	2,308	2,308	1	1
3.04	Operating income (expenses)	664,211	1,834,896	546,540	1,441,917
3.04.02	General and administrative expenses	(8,949)	(33,957)	(8,226)	(25,877)
3.04.02.01	Depreciation and amortization	(47)	(155)	(54)	(147)
3.04.02.02	Other general and administrative expenses	(8,902)	(33,802)	(8,172)	(25,730)
3.04.06	Equity interests in subsidiaries, associates and joint ventures	673,160	1,868,853	554,766	1,467,794
3.05	Profit before finance income (costs) and taxes	666,519	1,837,204	546,541	1,441,918
3.06	Finance income (costs)	54,073	67,701	8,402	10,450
3.06.01	Finance income	54,087	67,750	8,501	15,946
3.06.02	Finance costs	(14)	(49)	(99)	(5,496)
3.07	Profit (loss) before taxes on income	720,592	1,904,905	554,943	1,452,368
3.08	Income tax and social contribution	(43,635)	(43,869)	(1,215)	857
3.08.01	Current	(29,834)	(30,214)	-	(5)
3.08.02	Deferred	(13,801)	(13,655)	(1,215)	862
3.09	Profit (loss) from continuing operations	676,957	1,861,036	553,728	1,453,225
3.11	Profit (loss) for the period	676,957	1,861,036	553,728	1,453,225

Individual Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais - R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		07/01/2019 to 09/30/2019	01/01/2019 to 09/30/2019	07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018
4.01	Profit for the period	676,957	1,861,036	553,728	1,453,225
4.02	Other comprehensive income	(4,629)	(12,640)	23,570	6,761
4.02.01	Comprehensive income for the period of subsidiaries	(4,629)	(12,640)	23,570	6,761
4.03	Total comprehensive income for the period	672,328	1,848,396	577,298	1,459,986

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2019 to 09/30/2019	01/01/2018 to 09/30/2018
6.01	Net cash from operating activities	877,187	406,802
6.01.01	Cash generated from operations	35,910	(12,454)
6.01.01.01	Profit before taxes	1,904,905	1,452,367
6.01.01.02	Depreciation and amortization	155	147
6.01.01.03	Provision for tax, civil and labor risks	385	(140)
6.01.01.05	Interest on debts, inflation adjustment and exchange rate changes	(682)	2,966
6.01.01.07	Equity interests in subsidiaries, associates and joint ventures	(1,868,853)	(1,467,794)
6.01.02	Changes in assets and liabilities	858,582	423,675
6.01.02.02	Dividend and interest on capital received	873,098	428,935
6.01.02.03	Taxes recoverable	(5,098)	(1,991)
6.01.02.05	Escrow deposits	224	(100)
6.01.02.10	Other operating assets	939	638
6.01.02.11	Trade payables	1,289	(1,398)
6.01.02.12	Other taxes and social contributions	(4,045)	(331)
6.01.02.16	Tax, civil and labor risks paid	(323)	(165)
6.01.02.19	Other operating liabilities	(7,502)	(1,913)
6.01.03	Other	(17,305)	(4,419)
6.01.03.01	Interest paid on debts and debentures	-	(4,235)
6.01.03.02	Income tax and social contribution paid	(17,305)	(184)
6.02	Net cash from investing activities	(4,460,968)	64,429
6.02.01	Acquisition of interest with no change in control	(4,107,555)	-
6.02.02	Purchases of property, plant and equipment	(1,706)	(423)
6.02.04	Purchases and construction of intangible assets	(13)	(42)
6.02.05	Securities, pledges and restricted deposits - investment	-	(250)
6.02.07	Advances for future capital increases	-	(62,395)
6.02.08	Intragroup loans to subsidiaries	(424,116)	(7,678)
6.02.09	Receiving of intragroup loans from subsidiaries	72,422	135,217
6.03	Net cash from financing activities	3,623,933	(465,101)
6.03.01	Capital increase by non-controlling shareholders	3,624,010	-
6.03.05	Repayment of principal of borrowings and debentures	-	(186,000)
6.03.08	Dividend and interest on capital paid	(77)	(279,101)
6.05	Increase (decrease) in cash and cash equivalents	40,152	6,130
6.05.01	Cash and cash equivalents at the beginning of the period	79,364	6,581
6.05.02	Cash and cash equivalents at the end of the period	119,516	12,711

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2019 to September 30, 2019

(In thousands of Brazilian reais - R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	469,257	4,428,502	-	(376,294)	10,262,749
5.03	Adjusted opening balances	5,741,284	469,257	4,428,502	-	(376,294)	10,262,749
5.04	Capital transactions with shareholders	3,647,694	(2,110,218)	-	765	-	1,538,241
5.04.01	Capital increase	3,694,342	-	-	-	-	3,694,342
5.04.02	Public offering costs	(46,648)	-	-	-	-	(46,648)
5.04.08	Gain (loss) on interest in subsidiaries with no change in control	-	(75,298)	-	-	-	(75,298)
5.04.09	Dividend approved	-	-	-	765	-	765
5.04.11	Acquisition of noncontrolling interest of CPFL Renováveis	-	(2,034,920)	-	-	-	(2,034,920)
5.05	Total comprehensive income	-	-	-	1,861,036	(12,640)	1,848,396
5.05.01	Profit for the period	-	-	-	1,861,036	-	1,861,036
5.05.02	Other comprehensive income	-	-	-	-	(12,640)	(12,640)
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	-	(12,640)	(12,640)
5.06	Internal changes in equity	-	-	-	17,954	(17,954)	-
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	17,954	(17,954)	-
5.07	Closing balances	9,388,978	(1,640,961)	4,428,502	1,879,755	(406,888)	13,649,386

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2018 to September 30, 2018

(In thousands of Brazilian reais - R$)

Code	Description	Issued capital	Capital reserves	Earnings reserves	Retained earnings	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528
5.03	Adjusted opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528
5.05	Total comprehensive income	-	-	-	1,370,618	40,907	1,411,525
5.05.01	Profit for the period	-	-	-	1,453,225	-	1,453,225
5.05.02	Other comprehensive income	-	-	-	(82,607)	40,907	(41,700)
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	(82,607)	40,907	(41,700)
5.06	Internal changes in equity	-	4	(826,600)	846,011	(19,411)	4
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	19,411	(19,411)	-
5.06.07	Changes in statutory reserve in the period	-	-	(826,600)	826,600	-	-
5.06.08	Other changes	-	4	-	-	-	4
5.07	Closing balances	5,741,284	468,018	2,090,136	2,216,629	(143,010)	10,373,057

Individual Financial Statements

Statement of Value Added

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 01/01/2019 to 09/30/2019	Previous Year 01/01/2018 to 09/30/2018
7.01	Revenues	4,263	466
7.01.01	Sales of goods and services	2,543	1
7.01.03	Revenues related to construction of own assets	1,720	465
7.02	Inputs purchased from third parties	(16,896)	(7,921)
7.02.02	Materials, energy, third-party services and others	(16,896)	(7,921)
7.03	Gross value added	(12,633)	(7,455)
7.04	Retentions	(155)	(147)
7.04.01	Depreciation, amortization and depletion	(155)	(147)
7.05	Net added value generated	(12,788)	(7,602)
7.06	Added value received in transfer	1,947,489	1,484,519
7.06.01	Equity interests in subsidiaries, associates and joint ventures	1,868,853	1,467,793
7.06.02	Finance income	78,636	16,726
7.07	Added value to be distributed	1,934,701	1,476,917
7.08	Distribution of added value	1,934,701	1,476,917
7.08.01	Personnel and charges	15,797	15,491
7.08.01.01	Salaries and wages	7,851	7,920
7.08.01.02	Benefits	6,922	6,527
7.08.01.03	FGTS (Severance Pay Fund)	1,024	1,044
7.08.02	Taxes, fees and contributions	57,743	2,705
7.08.02.01	Federal	57,719	2,672
7.08.02.02	State	24	33
7.08.03	Interest and Rentals	125	5,496
7.08.03.01	Interest	39	5,492
7.08.03.02	Rentals	86	4
7.08.04	Interest on capital	1,861,036	1,453,225
7.08.04.03	Retained earnings / Loss for the period	1,861,036	1,453,225

Consolidated Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 09/30/2019	Previous Year 12/31/2018
1	Total assets	44,624,329	42,211,530
1.01	Current assets	11,068,152	9,402,316
1.01.01	Cash and cash equivalents	3,231,733	1,891,457
1.01.03	Trade receivables	5,046,010	4,547,951
1.01.03.01	Consumers, concessionaires and licensees	5,046,010	4,547,951
1.01.06	Taxes recoverable	419,722	411,256
1.01.06.01	Current taxes recoverable	419,722	411,256
1.01.06.01.01	Income tax and social contribution recoverable	154,337	123,739
1.01.06.01.02	Other taxes recoverable	265,385	287,517
1.01.07	Prepaid expenses	67,152	172,155
1.01.08	Other current assets	2,303,535	2,379,497
1.01.08.03	Others	2,303,535	2,379,497
1.01.08.03.01	Other assets	523,616	638,850
1.01.08.03.02	Derivatives	318,385	309,484
1.01.08.03.04	Dividends and interest on capital	98,318	100,182
1.01.08.03.06	Sector financial asset	1,328,954	1,330,981
1.01.08.03.07	Contract asset	34,262	-
1.02	Noncurrent assets	33,556,177	32,809,214
1.02.01	Long-term assets	14,210,614	12,909,303
1.02.01.04	Trade receivables	662,605	752,795
1.02.01.04.01	Consumers, concessionaires and licensees	662,605	752,795
1.02.01.07	Deferred taxes	760,934	956,380
1.02.01.07.02	Deferred tax assets	760,934	956,380
1.02.01.08	Prepaid expenses	5,461	6,367
1.02.01.10	Other noncurrent assets	12,781,614	11,193,761
1.02.01.10.03	Derivatives	536,754	347,507
1.02.01.10.04	Escrow deposits	876,539	854,374
1.02.01.10.05	Income tax and social contribution to be offset	70,495	67,966
1.02.01.10.06	Other taxes recoverable	360,386	185,725
1.02.01.10.08	Concession financial asset	8,398,420	7,430,149
1.02.01.10.09	Investments at cost	116,654	116,654
1.02.01.10.10	Others receivables	701,126	921,073
1.02.01.10.11	Sector financial asset	325,012	223,880
1.02.01.10.12	Contract asset	1,396,228	1,046,433
1.02.02	Investments	973,882	980,362
1.02.02.01	Equity interests	973,882	980,362
1.02.02.01.04	Equity interests in joint ventures	973,882	980,362
1.02.03	Property, plant and equipment	9,106,888	9,456,614
1.02.03.01	Property, plant and equipment - in service	8,894,545	9,245,853
1.02.03.03	Property, plant and equipment - in progress	212,343	210,761
1.02.04	Intangible assets	9,264,793	9,462,935
1.02.04.01	Intangible assets	9,264,793	9,462,935
1.02.04.01.01	Concession contract	9,179,500	9,380,810
1.02.04.01.02	Goodwill	6,115	6,115
1.02.04.01.03	Other intangible assets	79,178	76,010

Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 09/30/2019	Previous Year 12/31/2018
2	Total liabilities	44,624,329	42,211,530
2.01	Current liabilities	10,110,192	8,415,132
2.01.01	Payroll and related taxes	174,024	119,252
2.01.01.01	Social taxes	40,725	27,154
2.01.01.02	Payroll taxes	133,299	92,098
2.01.02	Trade payables	3,211,553	2,398,085
2.01.02.01	Domestic suppliers	3,211,553	2,398,085
2.01.03	Taxes payable	731,835	765,438
2.01.03.01	Federal taxes	358,246	327,658
2.01.03.01.01	Income tax and social contribution	128,686	100,450
2.01.03.01.02	Other taxes	229,560	227,208
2.01.03.02	State taxes	366,136	430,149
2.01.03.03	Municipal taxes	7,453	7,631
2.01.04	Borrowings	3,979,171	3,363,465
2.01.04.01	Borrowings	3,394,489	2,446,113
2.01.04.01.01	In local currency	1,297,853	876,777
2.01.04.01.02	In foreign currency	2,096,636	1,569,336
2.01.04.02	Debentures	584,682	917,352
2.01.05	Other payables	2,013,609	1,768,892
2.01.05.02	Others	2,013,609	1,768,892
2.01.05.02.01	Dividends and interest on capital payable	512,257	532,608
2.01.05.02.04	Regulatory liabilities	247,053	150,656
2.01.05.02.05	Derivatives	1,377	8,139
2.01.05.02.06	Use of public asset	6,189	11,570
2.01.05.02.08	Private pension plan	123,486	86,623
2.01.05.02.09	Other payables	1,123,247	979,296
2.02	Noncurrent liabilities	20,577,510	21,264,015
2.02.01	Borrowings	16,372,217	17,013,339
2.02.01.01	Borrowings	8,256,512	8,989,846
2.02.01.01.01	In local currency	4,767,438	4,927,927
2.02.01.01.02	In foreign currency	3,489,074	4,061,919
2.02.01.02	Debentures	8,115,705	8,023,493
2.02.02	Other liabilities	2,297,009	2,135,089
2.02.02.02	Other	2,297,009	2,135,089
2.02.02.02.03	Trade payables	334,949	333,036
2.02.02.02.04	Other taxes, fees and contributions	1,588	9,691
2.02.02.02.06	Derivatives	4,092	23,659
2.02.02.02.07	Use of public asset	96,442	89,965
2.02.02.02.08	Sector financial liability	137,539	46,703
2.02.02.02.09	Private pension plan	1,101,463	1,156,639
2.02.02.02.10	Other payables	620,936	475,396
2.02.03	Deferred taxes	1,087,252	1,136,227
2.02.03.01	Deferred income tax and social contribution	1,087,252	1,136,227
2.02.03.01.01	Deferred income tax and social contribution	1,078,692	1,126,141
2.02.03.01.02	Other deferred taxes	8,560	10,086
2.02.04	Provisions	821,032	979,360
2.02.04.01	Tax, social security, labor and civil provisions	821,032	979,360
2.02.04.01.01	Tax provisions	264,159	389,823
2.02.04.01.02	Social security and labor provisions	213,985	219,314
2.02.04.01.04	Civil provisions	261,720	281,304
2.02.04.01.05	Others provisions	81,168	88,919
2.03	Consolidated equity	13,936,627	12,532,383
2.03.01	Issued capital	9,388,978	5,741,284
2.03.02	Capital reserves	(1,640,962)	469,257
2.03.04	Earnings reserves	4,428,502	4,428,502
2.03.04.01	Legal reserve	900,992	900,992
2.03.04.02	Statutory reserve	3,527,510	3,527,510
2.03.05	Retained earnings	1,879,755	-
2.03.08	Other comprehensive income	(406,888)	(376,294)
2.03.09	Noncontrolling interests	287,242	2,269,634

Consolidated Financial Statements

Statement of income

(In thousands of Brazilian reais - R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		07/01/2019 to 09/30/2019	01/01/2019 to 09/30/2019	07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018
3.01	Net operating revenue	7,746,482	21,910,234	8,130,285	21,450,306
3.02	Cost of electric energy services	(6,063,493)	(17,163,099)	(6,526,892)	(17,162,938)
3.02.01	Cost of electric energy	(4,779,402)	(13,531,776)	(5,401,462)	(13,953,221)
3.02.02	Cost of operation - Depreciation and amortization	(318,080)	(950,487)	(290,664)	(906,401)
3.02.03	Cost of operation - Others	(404,088)	(1,190,780)	(371,111)	(1,097,658)
3.02.04	Cost of services rendered to third parties	(561,923)	(1,490,056)	(463,655)	(1,205,658)
3.03	Gross profit	1,682,989	4,747,135	1,603,393	4,287,368
3.04	Operating expenses/income	(483,021)	(1,324,477)	(443,455)	(1,195,896)
3.04.01	Selling expenses	(175,519)	(538,964)	(156,935)	(433,986)
3.04.01.01	Depreciation and amortization	(1,330)	(3,893)	(1,002)	(3,098)
3.04.01.02	Allowance for doubtful accounts	(61,016)	(194,866)	(45,495)	(113,737)
3.04.01.03	Other selling expenses	(113,173)	(340,205)	(110,438)	(317,151)
3.04.02	General and administrative expenses	(263,140)	(707,294)	(266,771)	(706,936)
3.04.02.01	Depreciation and amortization	(26,391)	(59,822)	(24,696)	(68,032)
3.04.02.02	Other general and administrative expenses	(236,749)	(647,472)	(242,075)	(638,904)
3.04.05	Other operating expenses	(126,272)	(335,558)	(106,629)	(295,956)
3.04.05.01	Amortization of concession intangible asset	(72,109)	(216,328)	(71,327)	(214,122)
3.04.05.02	Other operating expenses	(54,163)	(119,230)	(35,302)	(81,834)
3.04.06	Share of profit (loss) of investees	81,910	257,339	86,880	240,982
3.05	Profit before finance income (costs) and taxes	1,199,968	3,422,658	1,159,938	3,091,472
3.06	Finance income (costs)	(132,358)	(563,722)	(278,972)	(832,165)
3.06.01	Finance income	280,129	718,061	212,587	578,817
3.06.02	Finance costs	(412,487)	(1,281,783)	(491,559)	(1,410,982)
3.07	Profit before taxes	1,067,610	2,858,936	880,966	2,259,307
3.08	Income tax and social contribution	(319,871)	(967,166)	(254,743)	(763,503)
3.08.01	Current	(158,189)	(791,465)	(197,798)	(532,630)
3.08.02	Deferred	(161,682)	(175,701)	(56,945)	(230,873)
3.09	Profit from continuing operations	747,739	1,891,770	626,223	1,495,804
3.11	Consolidated profit for the period	747,739	1,891,770	626,223	1,495,804
3.11.01	Attributable to owners of the Company	676,957.00	1,861,036.00	553,728.00	1,453,225.00
3.11.02	Attributable to noncontrolling interests	70,782.00	30,734.00	72,495.00	42,579.00
3.99.01.01	ON	0.59	1.75	0.54	1.43
3.99.02.01	ON	0.58	1.74	0.54	1.43

Consolidated Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais - R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Previous Year - Third Quarter	YTD Previous Year
		07/01/2019 to 09/30/2019	01/01/2019 to 09/30/2019	07/01/2018 to 09/30/2018	01/01/2018 to 09/30/2018
4.01	Consolidated profit for the period	747,739	1,891,770	626,223	1,495,804
4.02	Other comprehensive income	(4,629)	(12,640)	23,570	6,761
4.02.01	Actuarial gains (losses), net of tax effects	(1,814)	(5,513)	(1,847)	(5,516)
4.02.02	Credit risk in mark to market of financial liabilities	(2,815)	(7,127)	25,417	12,277
4.03	Consolidated comprehensive income for the period	743,110	1,879,130	649,793	1,502,565
4.03.01	Attributable to owners of the Company	672,328	1,848,396	577,298	1,459,986
4.03.02	Attributable to noncontrolling interests	70,782	30,734	72,495	42,579

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2019 to 09/30/2019	01/01/2018 to 09/30/2018
6.01	Net cash from operating activities	3,890,403	986,829
6.01.01	Cash generated from operations	5,042,126	4,425,826
6.01.01.01	Profit before taxes	2,858,936	2,259,307
6.01.01.02	Depreciation and amortization	1,230,531	1,191,653
6.01.01.03	Provision for tax, civil and labor risks	108,778	122,158
6.01.01.04	Allowance for doubtful accounts	194,866	113,737
6.01.01.05	Interest on debts, inflation adjustment and exchange rate changes	709,731	840,736
6.01.01.06	Pension plan expense (income)	85,322	67,432
6.01.01.07	Equity interests in subsidiaries, associates and joint ventures	(257,339)	(240,982)
6.01.01.08	Reversal of impairment	112,828	81,882
6.01.01.09	Loss (gain) on disposal of noncurrent assets	(1,527)	(10,097)
6.01.02	Changes in assets and liabilities	424,447	(1,871,384)
6.01.02.01	Consumers, concessionaries and licensees	(602,274)	(1,063,357)
6.01.02.02	Dividend and interest on capital received	265,684	239,302
6.01.02.03	Taxes recoverable	(129,660)	(36,219)
6.01.02.05	Escrow deposits	4,665	4,646
6.01.02.06	Sector financial asset	40,692	(1,636,500)
6.01.02.07	Receivables - CDE	49,281	49,976
6.01.02.10	Other operating assets	35,008	(24,724)
6.01.02.11	Trade payables	815,381	555,218
6.01.02.12	Other taxes and social contributions	(101,872)	37,118
6.01.02.13	Other liabilities with private pension plan	(109,148)	(74,717)
6.01.02.14	Regulatory charges	96,397	(66,685)
6.01.02.16	Tax, civil and labor risks paid	(313,060)	(144,029)
6.01.02.17	Sector financial liability	23,856	(8,572)
6.01.02.18	Payables - CDE	12,477	36,539
6.01.02.19	Other operating liabilities	337,020	260,620
6.01.03	Others	(1,576,170)	(1,567,613)
6.01.03.01	Interest paid on debts and debentures	(806,722)	(1,065,046)
6.01.03.02	Income tax and social contribution paid	(769,448)	(502,567)
6.02	Net cash from investing activities	(5,638,641)	(1,259,842)
6.02.01	Acquisition of interest with no change in control	(4,107,555)	-
6.02.02	Purchases of property, plant and equipment	(126,174)	(204,502)
6.02.03	Purchases of contract asset	(1,446,743)	(1,152,495)
6.02.04	Purchases and construction of intangible assets	(9,324)	(12,846)
6.02.05	Securities, pledges and restricted deposits - investment	(309,813)	(455,989)
6.02.06	Securities, pledges and restricted deposits - redemption	360,968	565,990
6.03	Net cash from financing activities	3,088,514	602,209
6.03.01	Capital increase of noncontrolling shareholder	3,624,010	30
6.03.04	Borrowings and debentures raised	5,257,122	8,282,558
6.03.05	Repayment of principal of borrowings and debentures	(5,942,647)	(7,896,168)
6.03.06	Repayment of derivatives	185,817	529,121
6.03.07	Advance for future capital increase	12	-
6.03.08	Dividend and interest on capital paid	(35,800)	(313,332)
6.05	Increase (decrease) in cash and cash equivalents	1,340,276	329,196
6.05.01	Cash and cash equivalents at the beginning of the period	1,891,457	3,249,642
6.05.02	Cash and cash equivalents at the end of the period	3,231,733	3,578,838

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2019 to September 30, 2019

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	469,257	4,428,502	-	(376,294)	10,262,749	2,269,634	12,532,383
5.03	Adjusted opening balances	5,741,284	469,257	4,428,502	-	(376,294)	10,262,749	2,269,634	12,532,383
5.04	Capital transactions with shareholders	3,647,694	(2,110,218)	-	765	-	1,538,241	(2,013,078)	(474,837)
5.04.01	Capital increase	3,694,342	-	-	-	-	3,694,342	122	3,694,464
5.04.02	Public offering costs	(46,648)	-	-	-	-	(46,648)	-	(46,648)
5.04.08	Gain (loss) on interest in subsidiaries with no change in control	-	(75,298)	-	-	-	(75,298)	75,298	-
5.04.09	Dividend proposal approved	-	-	-	-	-	-	(15,864)	(15,864)
5.04.10	Dividend approved	-	-	-	765	-	765	-	765
5.04.11	Acquisition of noncontrolling interest of CPFL Renováveis	-	(2,034,920)	-	-	-	(2,034,920)	(2,072,635)	(4,107,555)
5.05	Total comprehensive income	-	-	-	1,861,036	(12,640)	1,848,396	30,735	1,879,131
5.05.01	Profit for the period	-	-	-	1,861,036	-	1,861,036	30,735	1,891,771
5.05.02	Other comprehensive income	-	-	-	-	(12,640)	(12,640)	-	(12,640)
5.05.02.01	Financial instruments adjustment	-	-	-	-	(10,799)	(10,799)	-	(10,799)
5.05.02.02	Tax on financial instruments adjustment	-	-	-	-	3,671	3,671	-	3,671
5.05.02.06	Other comprehensive income - actuarial gains (losses)	-	-	-	-	(5,512)	(5,512)	-	(5,512)
5.06	Internal changes in equity	-	-	-	17,954	(17,954)	-	(50)	(50)
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	27,203	(27,203)	-	-	-
5.06.05	Tax effect on realization of deemed cost	-	-	-	(9,249)	9,249	-	-	-
5.06.08	Other changes	-	-	-	-	-	-	(50)	(50)
5.07	Closing balances	9,388,978	(1,640,961)	4,428,502	1,879,755	(406,888)	13,649,386	287,241	13,936,627

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2018 to September 30, 2018

(In thousands of Brazilian reais - R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528	2,224,816	11,186,344
5.03	Adjusted opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528	2,224,816	11,186,344
5.04	Capital transactions with shareholders	-	-	-	-	-	-	(54,304)	(54,304)
5.04.01	Capital increase	-	-	-	-	-	-	30	30
5.04.09	Dividend proposal approved	-	-	-	-	-	-	(54,334)	(54,334)
5.05	Total comprehensive income	-	-	-	1,370,618	40,907	1,411,525	42,578	1,454,103
5.05.01	Profit for the period	-	-	-	1,453,225	-	1,453,225	42,578	1,495,803
5.05.02	Other comprehensive income	-	-	-	(82,607)	40,907	(41,700)	-	(41,700)
5.05.02.01	Financial instruments adjustment	-	-	-	(125,162)	70,338	(54,824)	-	(54,824)
5.05.02.02	Tax on financial instruments adjustment	-	-	-	42,555	(23,915)	18,640	-	18,640
5.05.02.06	Other comprehensive income - actuarial gains (losses)	-	-	-	-	(5,516)	(5,516)	-	(5,516)
5.06	Internal changes in equity	-	4	(826,600)	846,011	(19,411)	4	(90)	(86)
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	29,410	(29,410)	-	-	-
5.06.05	Tax effect on realization of deemed cost	-	-	-	(9,999)	9,999	-	-	-
5.06.07	Changes in statutory reserve in the period	-	-	(826,600)	826,600	-	-	-	-
5.06.08	Other changes	-	4	-	-	-	4	(90)	(86)
5.07	Closing balances	5,741,284	468,018	2,090,136	2,216,629	(143,010)	10,373,057	2,213,000	12,586,057

Consolidated Interim Financial Statements

Statement of Value Added

(In thousands of Brazilian reais - R$)

Code		Current Year 01/01/2019 to 09/30/2019	Previous Year 01/01/2018 to 09/30/2018
7.01	Revenues	33,238,536	32,434,235
7.01.01	Sales of goods and services	31,768,194	31,109,264
7.01.02	Others revenues	1,488,440	1,203,453
7.01.02.01	Revenue from infrastructure construction of the concession	1,488,440	1,203,453
7.01.03	Revenues related to the construction of own assets	176,768	235,255
7.01.04	Allowance for doubtful accounts	(194,866)	(113,737)
7.02	Inputs purchased from third parties	(17,733,926)	(17,937,355)
7.02.01	Cost of sales and services	(14,936,209)	(15,451,525)
7.02.02	Materials, energy, third-party services and others	(2,797,717)	(2,485,830)
7.03	Gross value added	15,504,610	14,496,880
7.04	Retentions	(1,235,611)	(1,198,174)
7.04.01	Depreciation, amortization and depletion	(1,019,281)	(984,051)
7.04.02	Others	(216,330)	(214,123)
7.04.02.01	Amortization of intangible assets of the concession	(216,330)	(214,123)
7.05	Net added value generated	14,268,999	13,298,706
7.06	Added value received in transfer	1,018,097	855,069
7.06.01	Share of profit (loss) of investees	257,339	240,982
7.06.02	Finance income	760,758	614,087
7.07	Added value to be distributed	15,287,096	14,153,775
7.08	Distribution of added value	15,287,096	14,153,775
7.08.01	Personnel and charges	1,082,918	1,016,385
7.08.01.01	Salaries and wages	610,202	589,012
7.08.01.02	Benefits	423,330	377,913
7.08.01.03	FGTS (Severance Pay Fund)	49,386	49,460
7.08.02	Taxes, fees and contributions	10,957,993	10,168,751
7.08.02.01	Federal	5,883,501	5,629,815
7.08.02.02	State	5,051,161	4,519,800
7.08.02.03	Municipal	23,331	19,136
7.08.03	Interest and Rentals	1,354,415	1,472,835
7.08.03.01	Interest	1,297,184	1,418,585
7.08.03.02	Rentals	57,231	54,250
7.08.04	Interest on capital	1,891,770	1,495,804
7.08.04.03	Retained earnings / Loss for the period	1,891,770	1,495,804

COMMENTS ON PERFORMANCE

The comments on performance are expressed in thousands of Reais - R$, unless otherwise stated.

Profit or loss analysis

CPFL Energia (Parent)

This quarter, the increase in profit was R$ 123,229 when compared with the same period of the prior year (R$ 676,957 in 2019 and R$ 553,728 in 2018) mainly due to the increase in profit of investees.

.

	Consolidated
	3rd quarter			Nine months
	2019	2018	%	2019	2018	%
OPERATING REVENUES	11,664,848	12,174,303	-4.2%	33,256,634	32,312,716	2.9%
Electricity sales to final consumers (*)	7,675,781	7,471,689	2.7%	23,213,292	21,128,905	9.9%
Electricity sales to wholesaler´s (*)	1,787,762	1,827,963	-2.2%	4,456,730	4,143,917	7.5%
Revenue from construction of concession infrastructure	561,861	462,838	21.4%	1,488,441	1,203,453	23.7%
Other operating revenues (*)	1,401,167	1,323,306	5.9%	4,162,718	3,893,688	6.9%
Sector financial assets and liabilities	238,278	1,088,508	-78.1%	(64,548)	1,942,754	-103.3%
Deductions from operating revenues	(3,918,367)	(4,044,018)	-3.1%	(11,346,400)	(10,862,411)	4.5%
NET OPERATING REVENUE	7,746,482	8,130,285	-4.7%	21,910,234	21,450,306	2.1%
COST OF ELECTRIC ENERGY SERVICES	(4,779,402)	(5,401,462)	-11.5%	(13,531,776)	(13,953,219)	-3.0%
Electricity purchased for resale	(4,150,261)	(5,002,833)	-17.0%	(11,709,289)	(12,166,742)	-3.8%
Electricity network usage charges	(629,141)	(398,629)	57.8%	(1,822,487)	(1,786,478)	2.0%
OPERATING COST/EXPENSE	(1,849,021)	(1,655,765)	11.7%	(5,213,141)	(4,646,596)	12.2%
Personnel	(363,683)	(344,089)	5.7%	(1,077,470)	(1,034,222)	4.2%
Employee pension plans	(29,020)	(22,477)	29.1%	(85,322)	(67,432)	26.5%
Materials	(71,008)	(62,057)	14.4%	(204,005)	(188,036)	8.5%
Outside Services	(171,957)	(161,910)	6.2%	(515,416)	(498,563)	3.4%
Depreciation and Amortization	(345,801)	(316,362)	9.3%	(1,014,203)	(977,531)	3.8%
Merged Goodwill Amortization	(72,109)	(71,327)	1.1%	(216,328)	(214,122)	1.0%
Costs related to infrastructure construction	(560,882)	(462,799)	21.2%	(1,487,416)	(1,203,405)	23.6%
Other	(234,559)	(214,742)	9.2%	(612,981)	(463,285)	32.3%
INCOME FROM ELECTRIC ENERGY SERVICE	1,118,058	1,073,058	4.2%	3,165,317	2,850,491	11.0%
FINANCIAL INCOME (COST)	(132,358)	(278,973)	-52.6%	(563,722)	(832,166)	-32.3%
Income	280,129	212,587	31.8%	718,061	578,817	24.1%
Cost	(412,487)	(491,560)	-16.1%	(1,281,783)	(1,410,983)	-9.2%
Equity in subsidiaries	81,910	86,880	-5.7%	257,339	240,982	6.8%
INCOME BEFORE TAXES	1,067,610	880,966	21.2%	2,858,936	2,259,307	26.5%
Social Contribution	(86,711)	(70,757)	22.5%	(260,789)	(207,469)	25.7%
Income Tax	(233,160)	(183,986)	26.7%	(706,377)	(556,033)	27.0%
NET INCOME	747,739	626,223	19.4%	1,891,770	1,495,804	26.5%

Net income attributable to the shareholders of the company	676,957	553,728	22.3%	1,861,036	1,453,225	28.1%
Net income attributable to the non controlling interests	70,782	72,495	-2.4%	30,734	42,579	-27.8%

EBITDA	1,618,024	1,547,772	4.5%	4,653,623	4,283,561	8.6%

Net Income for the Period and Adjusted EBITDA Reconciliation
NET INCOME FOR THE PERIOD	747,739	626,223		1,891,770	1,495,804
Depreciation and Amortization	417,911	387,689		1,230,531	1,191,654
Amortization of fair value adjustment of asset	145	145		435	435
Financial Income (Cost)	132,358	278,973		563,722	832,166
Social Contribution	86,711	70,757		260,789	207,469
Income Tax	233,160	183,986		706,377	556,033
Adjusted EBITDA	1,618,024	1,547,772		4,653,623	4,283,561

(*) For purposes of presentation of the comments on performance, the reclassification of revenue from network usage charge - TUSD to captive consumer was not made. Gross Operating Revenue

Gross operating revenue for the 3rd quarter of 2019 was R$ 11,664,848, a decrease of 4.2% (R$ 509,454) compared with the same period of the prior year.

The main factors of this variation were:

•       Decrease of 78.1% (R$ 850,230) in sector financial assets and liabilities due to realization of assets on the 3rd quarter of 2019 (R$ 274,903) and reduction of set up of assets on the 3rd quarter of 2019 (R$ 596,055).

•       Decrease of 2.2% (R$ 40,201) in the electricity sales to wholesalers, mainly due to:

o   Decrease of 11.5% (R$ 63,412) in sale of spot market energy in CCEE (Electric Energy Trading Chamber), mainly due to the reduction in average tariffs of 40.5% (R$ 330,805) partially offset by increase in energy sold of 48.6% (R$ 267,393);

o   Increase of 1.0% (R$ 11,858) in other concessionaires, licensees and authorized, due to the increase of 2.6% of  average price (R$ 29,209) partially offset by a decrease in the energy sold of 1.5% (R$ 17,351);

•       Increase of 2.7% (R$ 204,092) in the electricity sales to final consumer, justified by the increase in average tariffs of 4.7% ,mainly due to the positive effects of the Annual and Periodic Tariff Adjustments (RTA / RTP); and

•       Increase of 23.8% (R$ 161,235) in revenue due to network usage charge - TUSD, free consumers, mainly due to tariff adjustments and increase in volume of energy transported.

➢  Volume of energy sold

In the 3rd quarter of 2019, the amount of energy billed to captive consumers in the period, including other licensees presented a decrease of 2.6% when compared with the same quarter of the prior year.

The consumption of the residential class represents 44.0% of the total market supplied by the distributor and recorded the same result in the 3rd quarter of 2019 (0.1%) in relation to the same period of the prior year. The consumption of this class was impacted by the billing calendar with less days compared with the same period last year.

The commercial class represents 18.1% of the total Market supplied by the distributor and recorded a decrease of 1.5% in the 3rd quarter of 2019 in relation to the same period of the prior year. Such performance reflects a billing calendar with less days compared to the same period of the prior year and client’s migration to the free Market.

The industrial class, which represents 13.2% of the total market supplied by distributors, reported a drop of 10.9% in the 3rd quarter of 2019 in relation to the same period of the prior year. Such performance reflects the client’s migration to the free market.

The other consumption classes (rural, public administration, public utilities and licensees) participate with 24.7% of the total market supplied by distributors. Such classes presented a drop of 3.4% in the 3rd quarter of 2019 in relation to the same period of the prior year due to a decrease in the rural class consumption.

Regarding the amount of energy sold and transported in the concession area, which impacts both the billed supply (captive market) and the TUSD collection (free market), there was a decrease of 1.8% when compared with the same period of the prior year. The variation by class presents an increase of 0.1% in the residential class, an increase of 0.9% in the commercial class and a decrease of 4.0% in the industrial class. Regarding other classes, there was a drop of 2.1%.

➢   Tariffs

In the 3rd quarter of 2019, energy supply tariffs increased on average 4.7%. This occurred mainly due to the effects of the annual tariff adjustments and periodic tariff review, as follows:

		2019		2018
Distributor	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	12.02%	8.66%	12.68%	16.90%
CPFL Piratininga	October (b)	1.88%	-7.80%	20.01%	19.25%
RGE	June	10.05% (d)	8.63%	21.27%	20.58%
RGE Sul (RGE)	June	10.05% (d)	1.72%	18.45%	22.47%
CPFL Santa Cruz	March	13.70%	13.31%	(c)	(c)

(a)     Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.

(b)     As described in note 35.1 of the financial statements, in October 2019 there was RTA to the subsidiary CPFL Piratininga.

(c)     For 2018, as mentioned in note 25.2 of financial statements of December 31, 2018, the average annual tariff adjustment of CPFL Santa Cruz was 5.71%, 4.41% regarding the economic tariff adjustment and 1.30% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are:

	Jaguari	Mococa	Leste Paulista	Sul Paulista	Santa Cruz
Effect perceived by consumers	21.15%	3.40%	7.03%	7.50%	5.32%

(d)     On June 18, 2019, the ANEEL published REH No. 2,557, which set the average annual tariff adjustment of RGE, effective as of June 19, 2019, at 10.05%, 0.05% regarding the economic tariff adjustment and 10.00% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are 8.63% for the original concession of RGE and 1.72% to the original concession of RGE Sul.

Deductions from operating revenue

Deductions from operating revenue in the 3rd quarter of 2019 were R$ 3,918,367, a decrease of 3.1% (R$ 125,651) in relation to the same quarter of 2018, which mainly occurred due to:

•         Decrease of 6.9% (R$ 73,212) in PIS and COFINS;

•        Decrease of 6.3% in CDE (R$ 63,349),

•         Decrease of 15.5% in deductions from Tariff flags (R$ 42,111); and

•         Increase of 3.4% (R$ 48,275) in ICMS

Cost of Electric Energy

The cost of electric energy this quarter amounted to R$ 4,779,402, a decrease of 11.5% (R$ 622,060) in relation to the same period of the prior year, mainly justified by:

•       Decrease of 17.0% (R$ 852,572) in electric energy purchased for resale, due to:

o   Decrease of 24.4% (R$ 1,341,109) in average price due to the decrease in the PLD;

o   Increase of 9.8% (R$ 488,537) in the amount of energy purchased.

•         Offset by a decrease of 57.8% (R$ 230,512) in the transmission and distribution system usage charges, mainly due to increases in: (i) reserve energy charge – EER (R$ 171,636), (ii) basic network charges (R$ 56,580).

Operating costs and expenses

Disregarding the cost of construction of the concession infrastructure, operating costs and expenses this quarter amounted to R$ 1,228,139, an increase of 8.0% (R$ 95,173) compared with the same period of the prior year. This variation is mainly due to:

•         Personnel: increase of 5.7% (R$ 19,594), mainly due to the effects of the collective labor agreement;

•         Private pension entity: increase of 29.1% (R$ 6,543) due to the recognition of the impact of the actuarial report of 2019;

•         Materials: increase of 14.4% (R$ 8,951), mainly due to an increase in maintenance of , lines, networks, machinery and equipment;

•         Third-party services: increase of 6.2% (R$ 10,047) mainly due to maintenance of machinery and equipment.

•         Other Expenses: increase of 9.2% (R$ 19,818), mainly due to: (i) allowance for doubtful debts (R$ 15,521), (ii) gain on disposal, retirement and other noncurrent assets (R$ 16,617) partially offset by a decrease of (iii)  legal, judicial and indemnities (R$ 13,672).

Financial Income (Costs)

Net finance result this quarter presented expenses of R$ 211,324, compared with R$ 132,358 in the same period of 2018, a decrease of 52.6% (R$ 146,615). Such variation is basically due to:

•         Increase in financial income of 31.8% (R$ 67,542), mainly due to increase in: (i) income from financial investments (R$ 53,251) and (ii) late payment interest and fines (R$ 12,819); and

•         Decrease in financial expenses of 16.1% (R$ 79,072), mainly due to decrease in adjustments for inflation and exchange rate changes (R$ 80,476), partially offset by an increase of expenses from CCEE settlements (R$ 11,251) and a decrease in interest on debts (R$ 22,592).

Share of profit (loss) of investees

The variation in share of profit (loss) of investees refers to the effect of the share of profit (loss) of joint ventures as follows:

	3rd quarter 2019	3rd quarter 2018
Epasa	20,354	35,668
Baesa	(3,724)	(6,525)
Enercan	25,950	22,333
Chapecoense	39,474	35,549
Amortization of fair value adjustment of asset	(145)	(145)
Total	81,910	86,880

•       EPASA: Decrease of R$ 15,314 mainly due to recovery of retroactive PIS and COFINS’s credits related to 3rd quarter of 2018 (R$ 10,394) and decrease of purchase and generation of energy in the period.

Social Contribution and Income Tax

Expenses on taxes on profit in the 3rd quarter of 2019 were R$ 319,871, an increase of 25.6% (R$ 65,128) in relation to the one recorded in the same quarter of 2018, which reflects mainly the effects of variation in Profit before Taxes.

Profit for the Period and EBITDA

Due to the factors described above, the profit for this quarter was R$ 747,739, 19.4% (R$ 121,516) higher than the one of the same period of 2018.

EBITDA (Earnings before the effects of depreciation, amortization, finance income and costs, and income tax and social contribution) for the 3rd quarter of 2019 was R$ 1,618,024, 4.5% (R$ 70,252) higher than the one determined in the same period of 2018.

COMMENT ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly-held corporation, and the comment on its performance is included in its Quarterly Information - ITR at September 30, 2019 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly-held corporation, and the comments on its individual and consolidated performance is included in its Quarterly Information – ITR at September 30, 2019 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly-held corporation, and the comments on its performance is included in its Quarterly Information – ITR at September 30, 2019 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: RGE Sul Distribuidora de Energia S.A.

The subsidiary RGE Sul Distribuidora de Energia S.A is a publicly-held corporation, and the comment on its performance is included in its Quarterly Information – ITR at September 30, 2019 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary: CPFL Comercialização Brasil S.A.

	Consolidated
	3rd quarter			Nine months
	2019	2018	%	2019	2018	%
OPERATING REVENUES	1,095,503	1,100,980	-0.5%	2,879,000	2,855,320	0.8%
Electricity sales to final consumers	551,675	476,880	15.7%	1,581,305	1,411,625	12.0%
Electricity sales to wholesaler´s	543,827	624,098	-12.9%	1,296,991	1,443,688	-10.2%
Other operating revenues	-	2	-100.0%	704	7	10633.4%
Deductions from operating revenues	(127,473)	(121,281)	5.1%	(340,528)	(324,842)	4.8%
NET OPERATING REVENUE	968,029	979,700	-1.2%	2,538,473	2,530,478	0.3%
COST OF ELECTRIC ENERGY SERVICES	(932,705)	(928,878)	0.4%	(2,433,708)	(2,420,352)	0.6%
Electricity purchased for resale	(932,608)	(929,079)	0.4%	(2,433,515)	(2,420,387)	0.5%
Electricity network usage charges	(97)	201	-148.1%	(192)	34	-665.4%
OPERATING COST/EXPENSE	(12,191)	(9,058)	34.6%	(32,428)	(32,809)	-1.2%
Personnel	(7,986)	(7,496)	6.5%	(20,988)	(24,343)	-13.8%
Materials	(50)	(27)	84.1%	(135)	(97)	39.2%
Outside Services	(1,948)	(2,204)	-11.6%	(5,964)	(6,518)	-8.5%
Depreciation and Amortization	(458)	(572)	-19.9%	(1,473)	(1,793)	-17.9%
Other	(1,747)	1,242	-240.7%	(3,867)	(59)	6500.7%
INCOME FROM ELECTRIC ENERGY SERVICE	23,133	41,764	-44.6%	72,338	77,316	-6.4%
FINANCIAL INCOME (COST)	(7,735)	(1,191)	549.7%	(16,799)	(13,391)	25.5%
Income	7,968	14,056	-43.3%	29,431	31,980	-8.0%
Cost	(15,703)	(15,247)	3.0%	(46,231)	(45,371)	1.9%
Equity in subsidiaries	10,648	949	1022.4%	42,416	18,806	125.5%
INCOME BEFORE TAXES	26,048	41,522	-37.3%	97,955	82,732	18.4%
Social Contribution	(1,243)	(3,775)	-67.1%	(4,938)	(6,159)	-19.8%
Income Tax	(3,554)	(10,560)	-66.3%	(13,963)	(17,476)	-20.1%
NET INCOME	21,251	27,187	-21.8%	79,054	59,096	33.8%

Net income attributable to the shareholders of the company	21,251	27,187	-21.8%	79,054	59,096	33.8%

EBITDA	36,102	43,789	-17.6%	119,153	98,941	20.4%

Net Income for the Period and Adjusted EBITDA Reconciliation
NET INCOME FOR THE PERIOD	21,251	27,187	79,054	59,096
Depreciation and Amortization	458	572	1,473	1,793
Amortization of fair value adjustment of assets	1,862	505	2,926	1,026
Financial Income (Cost)	7,735	1,191	16,799	13,391
Social Contribution	1,243	3,775	4,938	6,159
Income Tax	3,554	10,560	13,963	17,476
Adjusted EBITDA	36,102	43,789	119,153	98,941

Gross Operating Revenue

The gross operating revenue for the 3rd quarter of 2019 was R$ 1,095,503, a decrease of R$ 5,477 (0.5%) in relation to the same quarter of 2018, mainly due to: (i) a decrease of 7.6% in the amount of energy sold to wholesaler´s (R$ 45,204) and (ii) a decrease of energy prices of 5.7% (R$ 35,487), partially offset by an increase of supply of electric energy to final consumers, basically to: (iii) new contracts (R$ 17,906) and (iv) an increase of energy prices in 11.6%  (R$ 55,036).

Cost of Electric Energy

Cost of electric energy in the 3rd quarter of 2019 was R$ 932,705, an increase of R$ 3,825 (0.4%) in relation to the same quarter of 2018, basically explained by bilateral contracts, an increase in the average price of 3.2% (R$ 29,481) volume purchased (R$ 78,994) partially offset by a decrease in the average volume purchased of 2.7% (R$ 26,126).

Operating costs and expenses

The operating costs and expenses of personnel result determined in the 3rd quarter of 2019 was R$ 12,191, a decrease of R$ 3,133 (34.6%) when compared with the same quarter of 2018, basically by a reversal of an allowance for doubtful debts accrual made in 2018 (R$ 2,147) and accrual of new clients (R$ 632).

Financial Income (Costs)

Net finance result this quarter presented expenses of R$ 7,735, an increase of R$ 6,544 compared to the same quarter of 2018, mainly due to an increase of monetary adjustments of accounts receivables (R$ 6,340.

The variation in share of profit (loss) of investees in the 3rd quarter of 2019 was an increase that refers mainly to the effect of the share of profit (loss) of RGE Sul (R$ 10,648).

Profit for the Period and EBITDA

The result determined in the 3rd quarter of 2019 was a profit of R$ 21,251, a decrease of R$ 5,936 (21.8%) when compared with the same quarter of 2018.

EBITDA (Earnings before finance result, income tax and social contribution, depreciation and amortization) for the 3rd quarter of 2019 was R$ 36,102, a decrease of 17.6% when compared with the same quarter of 2018, which was R$ 43,786.

Statements of financial position at September 30, 2019 and December 31, 2018
(in thousands of Brazilian Reais)

	Note	Parent company		Consolidated
ASSETS		September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018

Current assets
Cash and cash equivalents	5	119,516	79,364	3,231,733	1,891,457
Consumers, concessionaires and licensees	6	-	-	5,046,010	4,547,951
Dividends and interest on capital	12	911,583	701,731	98,318	100,182
Income tax and social contribution recoverable	7	78	9,441	154,337	123,739
Other taxes recoverable	7	17,568	8,646	265,385	287,517
Derivatives	33	-	-	318,385	309,484
Sector financial asset	8	-	-	1,328,954	1,330,981
Contract assets	15	-	-	34,262	-
Other assets	11	387	417	590,766	811,005
Total current assets		1,049,132	799,599	11,068,152	9,402,316

Noncurrent assets
Consumers, concessionaires and licensees	6	-	-	662,605	752,795
Intragroup loans	31	425,194	72,933	-	-
Escrow Deposits	22	486	703	876,539	854,374
Income tax and social contribution recoverable	7	-	-	70,495	67,966
Other taxes recoverable	7	-	-	360,386	185,725
Sector financial assets	8	-	-	325,012	223,880
Derivatives	33	-	-	536,754	347,507
Deferred tax assets	9	122,897	112,522	760,934	956,380
Concession financial asset	10	-	-	8,398,420	7,430,149
Investments at cost		-	-	116,654	116,654
Other assets	11	4,186	4,863	706,587	927,440
Investments	12	12,575,016	9,816,139	973,882	980,362
Property, plant and equipment	13	2,411	1,087	9,106,888	9,456,614
Contract asset	15	-	-	1,396,228	1,046,433
Intangible assets	14	120	110	9,264,793	9,462,935
Total noncurrent assets		13,130,310	10,008,356	33,556,177	32,809,214

Total assets		14,179,442	10,807,954	44,624,329	42,211,530

The accompanying notes are an integral part of these interim financial statements.

Statements of financial position at September 30, 2019 and December 31, 2018
(in thousands of Brazilian Reais)

	Note	Parent company		Consolidated
		September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
LIABILITIES AND EQUITY
Current liabilities
Trade payables	16	4,143	2,854	3,211,553	2,398,085
Borrowings	17	-	-	3,394,489	2,446,113
Debentures	18	-	-	584,682	917,352
Private pension plan	19	-	-	123,486	86,623
Regulatory liabilities	20	-	-	247,053	150,656
Income tax and social contribution payable	21	3,782	8,261	128,686	100,450
Other taxes, fees and contributions	21	1,212	5,258	603,149	664,989
Dividends		490,759	491,602	512,257	532,608
Estimated payroll		-	-	174,024	119,252
Derivatives	33	-	-	1,377	8,139
Use of public asset		-	-	6,189	11,570
Other payables	23	19,660	23,405	1,123,247	979,296
Total current liabilities		519,557	531,380	10,110,192	8,415,132

Noncurrent liabilities
Trade payables	16	-	-	334,949	333,036
Borrowings	17	-	-	8,256,512	8,989,846
Debentures	18	-	-	8,115,705	8,023,493
Private pension plan	19	-	-	1,101,463	1,156,639
Other taxes, fees and contributions	21	-	-	1,588	9,691
Deferred tax liabilities	9	-	-	1,087,252	1,136,227
Provision for tax, civil and labor risks	22	321	241	821,032	979,360
Derivatives	33	-	-	4,092	23,659
Sector financial liability	8	-	-	137,539	46,703
Use of public asset		-	-	96,442	89,965
Other payables	23	10,179	13,584	620,933	475,396
Total noncurrent liabilities		10,499	13,825	20,577,509	21,264,015

Equity	24
Issued capital		9,388,978	5,741,284	9,388,978	5,741,284
Capital reserves		(1,640,962)	469,257	(1,640,962)	469,257
Legal reserve		900,992	900,992	900,992	900,992
Statutory reserve - working capital improvement		3,527,510	3,527,510	3,527,510	3,527,510
Accumulated comprehensive income		(406,889)	(376,294)	(406,889)	(376,294)
Retained earnings		1,879,755	-	1,879,755	-
		13,649,386	10,262,749	13,649,386	10,262,749
Equity attributable to noncontrolling interests		-	-	287,242	2,269,634
Total equity		13,649,386	10,262,749	13,936,627	12,532,383

Total liabilities and equity		14,179,442	10,807,954	44,624,329	42,211,530

The accompanying notes are an integral part of these interim financial statements.

Statements of income for the periods ended on September 30, 2019 and 2018
(in thousands of Brazilian Reais, except for Earnings per share)

		Parent company				Consolidated
		2019		2018		2019		2018
	Note	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Net operating revenue	26	2,308	2,308	1	1	7,746,482	21,910,234	8,130,285	21,450,306
Cost of services
Cost of electric energy	27	-	-	-	-	(4,779,402)	(13,531,776)	(5,401,462)	(13,953,219)
Cost of operation		-	-	-	-	(722,168)	(2,141,267)	(661,775)	(2,004,060)
Depreciation and amortization		-	-	-	-	(318,080)	(950,487)	(290,664)	(906,401)
Other cost of operation	28	-	-	-	-	(404,088)	(1,190,780)	(371,111)	(1,097,659)
Cost of services rendered to third parties	28	-	-	-	-	(561,923)	(1,490,056)	(463,655)	(1,205,658)

Gross profit		2,308	2,308	1	1	1,682,988	4,747,135	1,603,393	4,287,368
Operating expenses
Selling expenses		-	-	-	-	(175,518)	(538,964)	(156,935)	(433,986)
Depreciation and amortization		-	-	-	-	(1,330)	(3,893)	(1,002)	(3,098)
Allowance for doubtful accounts		-	-	-	-	(61,016)	(194,866)	(45,495)	(113,737)
Other selling expenses	28	-	-	-	-	(113,171)	(340,205)	(110,438)	(317,151)
General and administrative expenses		(8,949)	(33,957)	(8,226)	(25,877)	(263,140)	(707,294)	(266,771)	(706,936)
Depreciation and amortization		(47)	(155)	(54)	(147)	(26,391)	(59,822)	(24,696)	(68,032)
Other general and administrative expenses	28	(8,902)	(33,802)	(8,172)	(25,730)	(236,749)	(647,472)	(242,075)	(638,904)
Other operating expenses		-	-	-	-	(126,272)	(335,558)	(106,629)	(295,955)
Amortization of concession intangible asset		-	-	-	-	(72,109)	(216,328)	(71,327)	(214,122)
Other operating expenses	28	-	-	-	-	(54,163)	(119,230)	(35,302)	(81,833)

Income from electric energy services		(6,641)	(31,649)	(8,226)	(25,877)	1,118,058	3,165,318	1,073,058	2,850,491

Equity interests in subsidiaries, associates and joint ventures	12	673,160	1,868,853	554,766	1,467,794	81,910	257,339	86,880	240,982
Finance income (costs)	29
Finance income		54,087	67,750	8,501	15,947	280,129	718,061	212,587	578,817
Finance costs		(14)	(49)	(99)	(5,496)	(412,487)	(1,281,783)	(491,560)	(1,410,983)
		54,073	67,701	8,402	10,450	(132,358)	(563,722)	(278,973)	(832,166)
Profit before taxes		720,592	1,904,905	554,942	1,452,368	1,067,610	2,858,936	880,966	2,259,307
Social contribution	9	(11,227)	(10,256)	(10)	1,330	(86,711)	(260,789)	(70,757)	(207,469)
Income tax	9	(32,408)	(33,614)	(1,203)	(472)	(233,160)	(706,377)	(183,986)	(556,033)
		(43,635)	(43,870)	(1,213)	857	(319,871)	(967,166)	(254,743)	(763,503)

Profit for the period		676,957	1,861,036	553,728	1,453,225	747,739	1,891,770	626,223	1,495,804

Profit (loss) for the period attributable to owners of the Company						676,957	1,861,036	553,728	1,453,225
Profit (loss) for the period attributable to noncontrolling interests						70,782	30,734	72,495	42,579
Basic earnings per share attributable to owners of the Company (R$):	25					0.59	1.75	0.54	1.43
Diluted earnings per share attributable to owners of the Company (R$):	25					0.58	1.74	0.54	1.43

(1)     See note 2.8.

The accompanying notes are an integral part of these interim financial statements

Statements of comprehensive income for the periods ended by September 30, 2019 and 2018
(In thousands of Brazilian reais)

	Parent company
	2019		2018
	3rd quarter	Nine months	3rd quarter	Nine months
Profit for the period	676,957	1,861,036	553,728	1,453,225

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	(1,813)	(5,512)	(1,847)	(5,516)
Items that will be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	(2,815)	(7,127)	25,417	12,277

Total comprehensive income for the period - individual	672,328	1,848,396	577,298	1,459,986

	Consolidated
	2019		2018
	3rd quarter	Nine months	3rd quarter	Nine months
Profit for the period	747,739	1,891,770	626,223	1,495,804

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
- Actuarial gains (losses), net of tax effects	(1,813)	(5,512)	(1,847)	(5,516)
Items that will be reclassified subsequently to profit or loss
- Credit risk in fair value measurement of financial liabilities	(2,815)	(7,127)	25,417	12,277

Total comprehensive income for the period	743,110	1,879,130	649,793	1,502,565
Attributable to owners of the Company	672,328	1,848,396	577,298	1,459,986
Attributable to noncontrolling interests	70,782	30,734	72,495	42,579

The accompanying notes are an integral part of these interim financial statements

Statements of changes in shareholders' equity for the periods ended September 30, 2019 and 2018
(In thousands of Brazilian reais)

			Earning reserves		Accumulated comprehensive income				Noncontrolling interests
	Issued capital	Capital reserve	Legal reserve	Working capital improvement	Deemed cost	Private pension plan / Credit risk in fair value measurement of financial liabilities	Retained earnings	Total	Accumulated comprehensive income	Other equity components	Total equity
Balance at December 31, 2018	5,741,284	469,257	900,992	3,527,510	380,721	(757,016)	-	10,262,749	10,056	2,259,578	12,532,383

Total comprehensive income	-	-	-	-	-	(12,640)	1,861,036	1,848,396	-	30,735	1,879,131
Profit for the period	-	-	-	-	-	-	1,861,036	1,861,036	-	30,735	1,891,770
Other comprehensive income - credit risk in fair value measurement of financial liabilities	-	-	-	-	-	(7,127)	-	(7,127)	-	-	(7,127)
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	(5,512)	-	(5,512)	-	-	(5,512)

Internal changes in equity	-	-	-	-	(17,954)	-	17,954	-	(1,333)	1,284	(49)
Realization of deemed cost of property, plant and equipment	-	-	-	-	(27,204)	-	27,204	-	(2,020)	2,020	-
Tax effect on realization of deemed cost	-	-	-	-	9,249	-	(9,249)	-	687	(687)	-
Other changes	-	-	-	-	-	-	-	-	-	(49)	(49)

Capital transactions with owners	3,647,694	(2,110,218)	-	-	-	-	765	1,538,241	-	(2,013,078)	(474,838)
Capital increase (reduction)	3,694,342	-	-	-	-	-	-	3,694,342	-	122	3,694,464
Public offering costs	(46,648)	-	-	-	-	-	-	(46,648)	-	-	(46,648)
Gain (loss) on interest in subsidiaries with no change in control	-	(75,298)	-	-	-	-	-	(75,298)	-	75,298	-
Acquisition of noncontrolling interest of CPFL Renováveis (note 1.c)	-	(2,034,920)	-	-	-	-	-	(2,034,920)	-	(2,072,635)	(4,107,555)
Dividend approved	-	-	-	-	-	-	765	765	-	-	765
Dividend proposal approved	-	-	-	-	-	-	-	-	-	(15,864)	(15,864)

Balance at September 30, 2019	9,388,978	(1,640,962)	900,992	3,527,510	362,767	(769,656)	1,879,755	13,649,386	8,722	278,519	13,936,627

			Earning reserves			Accumulated comprehensive income				Noncontrolling interests
				Statutory reserves
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Deemed cost	Private pension plan / Credit risk in mark to market	Retained earnings	Total	Accumulated comprehensive income	Other equity components	Total equity
Balance at December 31, 2017	5,741,284	468,014	798,090	826,600	1,292,046	405,840	(570,346)	-	8,961,528	11,833	2,212,983	11,186,344

Total comprehensive income	-	-	-	-	-	-	40,906	1,370,618	1,411,525	-	42,579	1,454,104
Profit for the period	-	-	-	-	-	-	-	1,453,225	1,453,225	-	42,579	1,495,804
Other comprehensive income - credit risk in mark to market	-	-	-	-	-	-	46,423	(34,146)	12,277	-	-	12,277
Effects of first adoption of IFRS 9 / CPC 48	-	-	-	-	-	-	-	(48,461)	(48,461)	-	-	(48,461)
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	-	(5,516)	-	(5,516)	-	-	(5,516)

Internal changes in equity	-	4	-	(826,600)	-	(19,410)	-	846,011	4	(1,333)	1,243	(86)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	(29,410)	-	29,410	-	(2,020)	2,020	-
Tax effect on realization of deemed cost	-	-	-	-	-	9,999	-	(9,999)	-	687	(687)	-
Recognition of legal reserve	-	-	-	-	-	-	-	-	-	-	-	-
Changes in statutory reserve in the period	-	-	-	(826,600)	-	-	-	826,600	-	-	-	-
Other changes in noncontrolling interests	-	4	-	-	-	-	-	-	4	-	(90)	(86)

Capital transactions with owners	-	-	-	-	-	-	-	-	-	-	(54,304)	(54,304)
Capital increase in subsidiaries with no change in control	-	-	-	-	-	-	-	-	-	-	30	30
Dividend proposal approved	-	-	-	-	-	-	-	-	-	-	(54,335)	(54,335)

Balance at September 30, 2018	5,741,284	468,018	798,090	-	1,292,046	386,429	(529,439)	2,216,629	10,373,057	10,499	2,202,501	12,586,057

The accompanying notes are an integral part of these interim financial statements.

Statements of cash flow for the periods ended September 30, 2019 and 2018
(in thousand of Brazilian Reais)

	Parent company		Consolidated
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Profit before taxes	1,904,905	1,452,368	2,858,936	2,259,307
Adjustment to reconcile profit to cash from operating activities
Depreciation and amortization	155	147	1,230,531	1,191,653
Provision for tax, civil and labor risks	384	(140)	108,778	122,158
Allowance for doubtful accounts	-	-	194,866	113,737
Interest on debts, monetary adjustment and exchange rate changes	(682)	2,966	709,731	840,736
Pension plan expense (income)	-	-	85,322	67,432
Equity interests in subsidiaries, associates and joint ventures	(1,868,853)	(1,467,794)	(257,339)	(240,982)
Impairment	-	-	-	(5,837)
Loss (gain) on disposal of noncurrent assets	-	-	112,828	87,719
Others	-	-	(1,526)	(10,097)
	35,910	(12,453)	5,042,126	4,425,825
Decrease (increase) in operating assets
Consumers, concessionaires and licensees	-	-	(602,274)	(1,063,357)
Dividend and interest on capital received	873,098	428,936	265,684	239,302
Taxes recoverable	(5,098)	(1,991)	(129,660)	(36,219)
Escrow deposits	224	(100)	4,665	4,646
Sector financial asset	-	-	40,692	(1,636,500)
Receivables - CDE	-	-	49,281	49,976
Other operating assets	939	638	35,007	(24,725)

Increase (decrease) in operating liabilities
Trade payables	1,289	(1,398)	815,381	555,218
Other taxes and social contributions	(4,045)	(331)	(101,872)	37,118
Other liabilities with private pension plan	-	-	(109,148)	(74,717)
Regulatory charges	-	-	96,397	(66,685)
Tax, civil and labor risks paid	(323)	(165)	(313,060)	(144,029)
Sector financial liability	-	-	23,856	(8,572)
Payables - CDE	-	-	12,477	36,539
Other operating liabilities	(7,502)	(1,914)	337,019	260,618
Cash flows provided (used) by operations	894,492	411,222	5,466,573	2,554,439
Interest paid on debts and debentures	-	(4,235)	(806,722)	(1,065,046)
Income tax and social contribution paid	(17,305)	(184)	(769,448)	(502,567)
Cash flows provided (used) by operations activities	877,187	406,803	3,890,403	986,827

Investing activities
Acquisition of interest with no change in control	(4,107,555)	-	(4,107,555)	-
Purchases of property, plant and equipment	(1,706)	(423)	(126,174)	(204,502)
Purchases of contract asset	-	-	(1,446,743)	(1,152,495)
Purchases and construction of intangible assets	(13)	(42)	(9,325)	(12,846)
Securities, pledges and restricted deposits - investment	-	(250)	(309,813)	(455,989)
Securities, pledges and restricted deposits - redemption	-	-	360,968	565,990
Advances for future capital increases	-	(62,395)	-	-
Intragroup loans to subsidiaries	(424,116)	(7,678)	-	-
Receiving of intragroup loans from subsidiaries	72,422	135,217	-	-

Net cash generated by (used) In investing activities	(4,460,968)	64,429	(5,638,641)	(1,259,843)

Financing activities
Capital increase by noncontrolling shareholder	3,624,010	-	3,624,010	30
Borrowings and debentures raised	-	-	5,257,122	8,282,558
Repayment of principal of borrowings and debentures	-	(186,000)	(5,942,647)	(7,896,168)
Repayment of derivatives	-	-	185,817	529,121
Advance for future capital increase	-	-	12	-
Dividend and interest on capital paid	(77)	(279,101)	(35,800)	(313,332)
Net cash generated by (used in) financing activities	3,623,933	(465,101)	3,088,514	602,209
Net increase (decrease) in cash and cash equivalents	40,152	6,130	1,340,276	329,193
Cash and cash equivalents at the beginning of the period	79,364	6,581	1,891,457	3,249,642
Cash and cash equivalents at the end of the period	119,516	12,713	3,231,733	3,578,838

The accompanying notes are an integral part of these interim financial statements.

Statements of value added for the periods ended September 30, 2019 and 2018
(in thousand of Brazilian Reais)

	Parent company		Consolidated
	Nine months 2019	Nine months 2018	Nine months 2019	Nine months 2018
1. Revenues	4,263	466	33,238,536	32,434,235
1.1 Operating revenues	2,544	1	31,768,194	31,109,264
1.2 Revenues related to the construction of own assets	1,720	466	176,768	235,255
1.3 Revenue from infrastructure construction of the concession	-	-	1,488,441	1,203,453
1.4 Allowance for doubtful accounts	-	-	(194,866)	(113,737)

2. (-) Inputs	(16,896)	(7,921)	(17,733,927)	(17,937,355)
2.1 Electricity Purchased for Resale	-	-	(14,936,209)	(15,451,525)
2.2 Material	(1,826)	(525)	(1,122,901)	(955,674)
2.3 Outsourced Services	(12,961)	(5,921)	(1,141,497)	(1,067,185)
2.4 Other	(2,109)	(1,475)	(533,319)	(462,971)

3. Gross added value (1 + 2)	(12,633)	(7,455)	15,504,610	14,496,880

4. Retentions	(155)	(147)	(1,235,611)	(1,198,174)
4.1 Depreciation and amortization	(155)	(147)	(1,019,281)	(984,051)
4.2 Amortization of intangible assets of the concession	-	-	(216,329)	(214,123)

5. Net added value generated (3 + 4)	(12,787)	(7,602)	14,268,999	13,298,706

6. Added value received in transfer	1,947,489	1,484,519	1,018,097	855,069
6.1 Financial Income	78,636	16,726	760,758	614,087
6.2 Equity interests in subsidiaries, associates and joint ventures	1,868,853	1,467,794	257,339	240,982

7. Added value to be distributed (5 + 6)	1,934,701	1,476,917	15,287,096	14,153,775

8. Distribution of added value
8.1 Personnel and Charges	15,798	15,492	1,082,921	1,016,385
8.1.1 Direct Remuneration	7,851	7,920	610,202	589,012
8.1.2 Benefits	6,923	6,527	423,333	377,913
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	1,024	1,044	49,386	49,460
8.2 Taxes, Fees and Contributions	57,743	2,705	10,957,993	10,168,751
8.2.1 Federal	57,719	2,672	5,883,501	5,629,815
8.2.2 Estate	24	33	5,051,161	4,519,800
8.2.3 Municipal	-	-	23,331	19,136
8.3 Interest and Rentals	125	5,496	1,354,415	1,472,835
8.3.1 Interest	39	5,492	1,297,184	1,418,586
8.3.2 Rental	86	4	57,231	54,250
8.4 Interest on capital	1,861,036	1,453,225	1,891,770	1,495,804
8.4.2 Retained Earnings	1,861,036	1,453,225	1,891,770	1,495,804
	1,934,701	1,476,917	15,287,096	14,153,775

The accompanying notes are an integral part of these interim financial statements.

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2019

 (Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rua Jorge Figueiredo Corrêa, nº 1.632, Jardim Professora Tarcília, CEP 13087-397 – Campinas - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint ventures:

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,558	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,782	30 years	October 2028
RGE Sul Distribuidora de Energia S.A. ("RGE") (f)	Publicly-held corporation	Direct and Indirect 100%	Interior of Rio Grande do Sul	381	2,913	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz")	Privately-held corporation	Direct 100%	Interior of São Paulo, Paraná and Minas Gerais	45	464	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources) and Energy transmission	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo and Goiás	3 Hydropower (a)	1295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51% (d)	Santa Catarina and Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48.72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Privately-held corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower	903	38
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Direct and Indirect 99.94%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo and Minas Gerais	6 SHPs	4	4
CPFL Transmissão Piracicaba S.A ("CPFL Piracicaba")	Privately-held corporation	Indirect 100%	São Paulo	n/a	n/a	n/a
CPFL Transmissão Morro Agudo S.A ("CPFL Morro Agudo")	Privately-held corporation	Indirect 100%	São Paulo	n/a	n/a	n/a
CPFL Transmissão Maracanaú S.A. (“CPFL Maracanaú”) (e)	Privately-held corporation	Indirect 100%	Ceará	n/a	n/a	n/a
CPFL Transmissão Sul I S.A. (“CPFL Sul I”) (e)	Privately-held corporation	Indirect 100%	Santa Catarina	n/a	n/a	n/a
CPFL Transmissão Sul II S.A. (“CPFL Sul II”) (e)	Privately-held corporation	Indirect 100%	Rio Grande do Sul	n/a	n/a	n/a

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
Nect Serviços Administrativos de Infraestrutura Ltda ("CPFL Infra") (g)	Limited liability company	Infrastructure and fleet services	Direct 100%
Nect Servicos Administrativos De Recursos Humanos Ltda ("CPFL Pessoas") (g)	Limited liability company	Human resources services	Direct 100%
Nect Servicos Administrativos Financeiros Ltda ("CPFL Finanças") (g)	Limited liability company	Finance Services	Direct 100%
Nect Servicos Adm De Suprimentos E Logistica Ltda ("CPFL Supre") (g)	Limited liability company	Supply chain services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL Eficiência")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%

a)     CPFL Geração has 51.54% of the assured energy and power of the Serra da Mesa hydropower plant, which concession is owned by Furnas.

b)    Paulista Lajeado holds a 7% interest in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At September 30, 2019, CPFL Renováveis had a portfolio of 108 enterprises with 2,459.5 MW of installed capacity (2,132.7  MW in operation):

•         Hydropower generation: 42 SHP’s (481.9 MW) with 40 SHPs in operation (453.1 MW) and 2 SHPs under construction/development (28.8 MW);

•         Wind power generation: 57 enterprise (1,606.5  MW) with 45 in operation (1,308.5 MW) and 12 under construction/development (298.0 MW);

•         Biomass power generation: 8 plants in operation (370  MW);

•         Solar power generation: 1 solar plant in operation (1.1 MW).

On September 30, 2019, the Company entered into a share purchase and sale agreement with its parent company State Grid Brazil Power Participações S.A. (“State Grid”) thereby purchasing 243,771,824 shares of subsidiary CPFL Renováveis, thus increasing its total (direct and indirect) equity interest to 99.94% in CPFL Renováveis. The amount paid in cash was R$ 16.85 per share, totaling R$ 4,107,555. Considering that this transaction did not constitute a business combination, its accounting involved, in the parent company, an increase of R$ 2,072,635 in the Company's investment account and a decrease of R$ 2,034,920 in the capital reserve account, due to the transaction between partners. In the consolidated financial statements, the related effects were a decrease of R$ 2,072,635 in the shareholders equity attributable to noncontrolling interests and a decrease of R$ 2,034,920 in the capital reserve account.

This transaction allows the creation of potential synergies among CPFL Energia and its subsidiaries, corresponding to the first stage of a possible further in-depth restructuring, still to be analyzed, involving CPFL Energia, CPFL Renováveis and other subsidiaries.

d)    The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

e)     Incorporated on March 2019, the purpose of these enterprises is the exploring concessions for electric power transmission, including the construction, operation and maintenance of basic grid transmission facilities.

f)     As described in note 12.6.1 of financial statements of December 31, 2018, the merger of RGE with RGE Sul was approved by ANEEL. Since January 1, 2019, the operations of these subsidiaries have been carried out only by RGE Sul, which adopted the trade name “RGE”.

g)    On September 30, 2019, the partial spin-off of Nect Serviços Administrativos de Infraestrutura Ltda. - “CPFL Infra” (formerly Nect Serviços Administrativos Ltda.) into four specific business segments (Supplies, Human Resources, Financial Services and Infrastructure) was approved, together with the merger of the spun-off portion into the three new companies; namely, CPFL Supre, CPFL Finanças and CPFL Pessoas. The purpose of the transaction is to optimize the operating and administrative structure of the companies. The net assets in this transaction were appraised at R$16,746 and did not have any effect on the consolidated financial statements of the group or result in any change in the equity interest of the companies.

(2)  PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

This interim individual (Parent Company) and consolidated financial statement has been prepared and is being presented in accordance with the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standard Board – IASB, and also based on standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Financial Information (ITR), in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting.

The Company and its subsidiaries (“Group”) also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or International Financial Reporting Standards.

The accounting practices and criteria adopted in preparing these individual and consolidated interim financial statements are consistent with those adopted in preparing the financial statements at December 31, 2018, except for CPC 06 (R2)/IFRS 16 Leases and ICPC 22/IFRIC 23 Uncertainty over income tax treatments that, as described in note 3.18 of those financial statements, had no material impact, and therefore should be read together.

Management states that all material information of the interim financial statements is disclosed and corresponds to what is used in the Group's management.

The interim financial statements were authorized for issue by Management and on November 4, 2019.

2.2 Basis of measurement

The interim financial statements has been prepared on the historical cost basis except for the following items recorded in the statements of financial position: i) derivative financial instruments measured at fair value and ii) non derivative financial instruments measured at fair value through profit or loss. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 33 – Financial Instruments.

2.3 Use of estimates and judgments

The preparation of the interim financial statements requires the Group’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Group’s management review the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

•         Note 6 – Consumers, concessionaires and licensees (Allowance for doubtful accounts: key assumptions regarding to the expected credit loss - ECL);

•         Note 8 – Sector financial asset and liability (Regulatory discretion and judgement over certain items);

•         Note 9 – Deferred tax assets and liabilities (recognition of assets: availability of future taxable profit against which the tax losses can be utilized);

•         Note 10 – Concession financial asset (assumptions for fair value measurement, based on significant unobservable inputs, see note 33);

•         Note 11 – Other assets (allowance for doubtful accounts: key assumptions regarding to the expected credit loss - ECL);

•         Note 13 – Property, plant and equipment (definition of useful lives and key assumptions regarding recoverable amounts);

•         Note 14 – Intangible assets (key assumptions regarding recoverable amounts);

•         Note 15 – Contract Asset (key assumptions regarding recoverable amounts);

•         Note 19 – Private pension plan (key actuarial assumptions used in the measurement of defined benefit obligations);

•         Note 22 – Provision for tax, civil and labor risks and escrow deposits (recognition and measurement: key assumptions on the probability and magnitude of outflow of resources); and

•         Note 26 – Net operating revenue (assumptions for measurement of unbilled supply and Distribution System Usage Tariff - TUSD).

2.4 Functional currency and presentation currency

The Group’s functional currency is the Brazilian Real, and the individual and consolidated interim financial statements is being presented in thousands of reais. Figures are rounded only after sum-up of the amounts. Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Group’s officers use reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation and transmission from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

2.6 Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the non-controlling interest in the investment stated at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At September 30, 2019 and December 31, 2018 and for the quarters and nine months periods ended September 30, 2019 and 2018 the noncontrolling interests in the consolidated balances refer to interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7 Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the interim financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the interim financial statements in accordance with IFRS, as this statement is neither provided for nor required by IFRS.

2.8 New presentation of financial statements of 2018 – breakdown of lines

Starting in 2019, focusing on improving the presentation of the financial statements for the monitoring of results by Group Management, through a better analysis of costs and expenses accounts, the Company split the depreciation, amortization and allowance for doubtful accounts lines in the income statement.

For comparability purposes, these changes were applied retrospectively according to CPC 23/IAS 8, and therefore, the interim financial statements regarding 2018 are being restated with the same breakdown. There are no changes in costs and expenses assumptions.

The following table summarizes the impacts on interim financial statements:

3rd quarter of 2018

	Parent company			Consolidated
	3rd quarter 2018			3rd quarter 2018
	Originally disclosed	Breakdown of lines	New presentation	Originally disclosed	Breakdown of lines	New presentation
NET OPERATING REVENUE	1	-	1	8,130,285	-	8,130,285
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy	-	-	-	(5,401,462)	-	(5,401,462)

Cost of operation	-	-	-	(661,775)	-	(661,775)
Depreciation and amortization	-	-	-	-	(290,664)	(290,664)
Other cost of operation	-	-	-	-	(371,111)	(371,111)

Cost of services rendered to third parties	-	-	-	(463,655)	-	(463,655)

Gross profit	1	-	1	1,603,393	-	1,603,393
OPERATING EXPENSES

Selling expenses	-	-	-	(156,935)	-	(156,935)
Depreciation and amortization	-	-	-	-	(1,002)	(1,002)
Allowance for doubtful accounts	-	-	-	-	(45,495)	(45,495)
Other selling expenses	-	-	-	-	(110,438)	(110,438)

General and administrative expenses	(8,226)	-	(8,226)	(266,771)	-	(266,771)
Depreciation and amortization	-	(54)	(54)	-	(24,696)	(24,696)
Other general and administrative expenses	-	(8,172)	(8,172)	-	(242,075)	(242,075)

Other operating expenses	-	-	-	(106,629)	-	(106,629)
Amortization of concession intangible asset	-	-	-	-	(71,327)	(71,327)
Other operating expenses	-	-	-	-	(35,302)	(35,302)

Income from electric energy services	(8,226)	-	(8,226)	1,073,058	-	1,073,058

Equity interests in subsidiaries, associates and joint ventures	554,766	-	554,766	86,880	-	86,880
Financial income (cost)
Financial income	8,501	-	8,501	212,587	-	212,587
Financial cost	(99)	-	(99)	(491,560)	-	(491,560)
	8,402	-	8,402	(278,973)	-	(278,973)
Profit before taxes	554,942	-	554,942	880,966	-	880,966
Social contribution	(10)	-	(10)	(70,757)	-	(70,757)
Income tax	(1,203)	-	(1,203)	(183,986)	-	(183,986)
	(1,213)	-	(1,213)	(254,743)	-	(254,743)

Profit for the period	553,728	-	553,728	626,223	-	626,223

Profit (loss) for the period attributable to owners of the Company				553,728	-	553,728
Profit (loss) for the period attributable to noncontrolling interests				72,495	-	72,495

Nine-month period of 2018

	Parent company			Consolidated
	Nine months 2018			Nine months 2018
	Originally disclosed	Breakdown of lines	New presentation	Originally disclosed	Breakdown of lines	New presentation
NET OPERATING REVENUE	1	-	1	21,450,306	-	21,450,306
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy	-	-	-	(13,953,219)	-	(13,953,219)

Cost of operation	-	-	-	(2,004,060)	-	(2,004,060)
Depreciation and amortization	-	-	-	-	(906,401)	(906,401)
Other cost of operation	-	-	-	-	(1,097,659)	(1,097,659)

Cost of services rendered to third parties	-	-	-	(1,205,658)	-	(1,205,658)

Gross profit	1	-	1	4,287,368	-	4,287,368
OPERATING EXPENSES

Selling expenses	-	-	-	(433,986)	-	(433,986)
Depreciation and amortization	-	-	-	-	(3,098)	(3,098)
Allowance for doubtful accounts	-	-	-	-	(113,737)	(113,737)
Other selling expenses	-	-	-	-	(317,151)	(317,151)

General and administrative expenses	(25,877)	-	(25,877)	(706,936)	-	(706,936)
Depreciation and amortization	-	(147)	(147)	-	(68,032)	(68,032)
Other general and administrative expenses	-	(25,730)	(25,730)	-	(638,904)	(638,904)

Other operating expenses	-	-	-	(295,955)	-	(295,955)
Amortization of concession intangible asset	-	-	-	-	(214,122)	(214,122)
Other operating expenses	-	-	-	-	(81,833)	(81,833)

Income from electric energy services	(25,877)	-	(25,877)	2,850,491	-	2,850,491

Equity interests in subsidiaries, associates and joint ventures	1,467,794	-	1,467,794	240,982	-	240,982
Financial income (cost)
Financial income	15,947	-	15,947	578,817	-	578,817
Financial cost	(5,496)	-	(5,496)	(1,410,983)	-	(1,410,983)
	10,450	-	10,450	(832,166)	-	(832,166)
Profit before taxes	1,452,368	-	1,452,368	2,259,307	-	2,259,307
Social contribution	1,330	-	1,330	(207,469)	-	(207,469)
Income tax	(472)	-	(472)	(556,033)	-	(556,033)
	857	-	857	(763,503)	-	(763,503)

Profit for the period	1,453,225	-	1,453,225	1,495,804	-	1,495,804

Profit (loss) for the period attributable to owners of the Company				1,453,225	-	1,453,225
Profit (loss) for the period attributable to noncontrolling interests				42,579	-	42,579

(3)         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the changes noted bellow these interim financial information of the Group was prepared based on the same accounting policies described in notes 3.1 to 3.18 disclosed in the financial statements for the year ended December 31, 2018. Effects of the changes in accounting policies on the group's consolidated financial statements for the year ended December 31, 2019 are also expected.

Nature and effect of the changes arising from the application of the new and revised standards

The Group initially adopted CPC 06(R2) / IFRS 16 and ICPC 22 / IFRIC 23 as of January 1, 2019. A series of other new standards are effective as of January 1, 2019, without material effect on the Group’s interim accounting information.

With respect to ICPC 22 / IFRIC 23, the Group applied the interpretation and informs that there was no material impact on its adoption.

The CPC 06 (R2) / IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases, from the lessees and lessors’ perspectives. Among the changes arising from CPC 06 (R2) / IFRS 16, this standard eliminated the classification of leases as either operating leases or finance, providing for a single lessee accounting model in which all leases result in the recognition of a right-of-use asset and a lease liability.

Following the adoption of CPC 06 (R2) / IFRS 16, lease payments under operating leases are not charged to operating results on accrual basis. Instead, depreciation of the right to use a leased asset, as well as the finance expenses and foreign exchange gains or losses over the lease liability, affect the results. As regards the lessors, it virtually retains the requirements of IAS 17, including only some additional disclosure aspects.

The Company applied short-term lease exemption and recognizes payments associated with such leases as expenses over the arrangements terms.

According to the transition provisions set forth in CPC 06 (R2) / IFRS 16, the Company applied this standard retrospectively with the cumulative effect of its initial application recognized at January 1. 2019, without restatement of prior period information, and the following practical expedients were chosen: short-term leases (contracts with maximum duration of 12 months) and low-value items (fair value of the identified leased asset lower than US$ 5 thousand). The lessor accounting remained similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

The standard defines that a contract is or contains a lease if it conveys the right to control the use of the identified assets for a period of time for a consideration. As a result of the initial application of CPC 06 (R2) / IFRS 16, in regard to leases that were previously classified as operating leases, the Group assessed the standard and concluded that there was no material impact on its adoption.

(4) FAIR VALUE MEASUREMENT

A number of the Group’s accounting policies and disclosures require the fair value measurement, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, additional information on the assumptions made in the fair value measurement is disclosed in the notes specific to that asset or liability.

The Group measures fair value as the price that would be received for the sale of the asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

- Property, plant and equipment, intangible assets and contract asset

The fair value of items of property, plant and equipment, intangible and contract asset is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair value are valued based on quoted prices in an active market, or, if such prices are not available, they are assessed using pricing models, applied individually to each transaction, taking into consideration future cash flows, based on the contractual conditions, discounted to present value at rates obtained from market interest curves, having as a basis, whenever available, information obtained from the websites of B3 S.A. and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 33) and also includes the debtor's credit risk rate.

The right to compensation, to be paid by the Federal Government when the distribution concessionaires’ assets are handed over at the end of the concession period are classified as measured at fair value through profit or loss. The methodology adopted for valuing these assets is based on the tariff review process for distributors. This process, conducted every four or five years according to each concessionaire, involves assessing the replacement price of the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is also used for establishing the distribution tariff, which is adjusted annually up to the next tariff review, based on main inflation indices.

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimates for adjusting the original value until the next tariff review process.

(5)  CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Bank balances	3,074	2,824	148,961	422,968
Short-term financial investments	116,442	76,540	3,082,772	1,468,489
Overnight investment (a)	-	-	-	66
Private credit notes (b)	116,442	76,540	2,393,752	639,601
Investment funds (c)	-	-	689,020	828,822
Total	119,516	79,364	3,231,733	1,891,457

a)   Bank account balances, which earn daily interest by investment in repurchase agreements secured on Bank Certificate Deposit (CDB) and interest of 15% of the variation in the Interbank Certificate of Deposit (CDI).

b)   Short-term investments in: (i) Bank Certificates of Deposit (CDB) R$ 2,151,261 in September 30, 2019 and R$ 462,551 in December 31, 2018,  (ii) secured debentures R$ 242,139 in September 30, 2019  and R$ 177,050 in December 31, 2018 and (iii) leasing notes (R$ 352), with major financial institutions that operate in the Brazilian financial market, with daily liquidity, short term maturity, low credit risk and interest equivalent, on average, to 98.76% of the CDI.

c)   Investments funds, with high liquidity and interest equivalent, on average, to 93.26% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk and short term maturity.

(6)  CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance includes mainly activities from the supply of electric energy, broken down as follows at September 30, 2019 and December 31, 2018:

	Consolidated
	Amounts	Past due		Total
	not due	until 90 days	> 90 days	September 30, 2019	December 31, 2018
Current
Consumer classes
Residential	888,217	528,890	81,101	1,498,209	1,459,186
Industrial	360,633	67,031	81,288	508,952	480,184
Commercial	341,113	75,653	36,138	452,904	466,483
Rural	102,258	21,283	13,348	136,889	123,392
Public administration	85,556	19,509	2,822	107,887	99,051
Public lighting	74,825	7,827	7,409	90,061	77,868
Public utilities	114,735	10,627	5,232	130,593	121,840
Billed	1,967,337	730,820	227,338	2,925,495	2,828,004
Unbilled	1,292,054	-	-	1,292,054	1,158,106
Financing of consumers' debts	181,164	39,822	36,286	257,272	224,903
CCEE transactions	438,647	2,164	24,910	465,721	175,176
Concessionaires and licensees	345,165	52,749	14,435	412,349	428,361
Others	48,112	-	-	48,112	34,002
	4,272,479	825,555	302,969	5,401,003	4,848,552
Allowance for doubtful accounts				(354,993)	(300,601)
Total				5,046,010	4,547,951

Noncurrent
Financing of consumers' debts	190,237	-	-	190,237	196,635
Free energy	6,657	-	-	6,657	6,360
CCEE transactions	182,630	283,081	-	465,711	549,800
	379,524	283,081	-	662,605	752,795

Allowance for doubtful accounts

The allowance for doubtful debts is set up based on the expected credit loss (ECL), adopting the simplified method of recognizing, based on the history and future probability of default.

Movements in the allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other assets (note 11)	Total
At December 31, 2018	(300,601)	(28,698)	(329,299)
Allowance - reversal (recognition)	(339,819)	(516)	(340,334)
Recovery of revenue	145,414	54	145,468
Write-off of accrued receivables	140,013	(54)	139,959
At September 30, 2019	(354,993)	(29,214)	(384,207)

(7)  TAXES RECOVERABLE

	Parent company		Consolidated
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Current
Prepayments of social contribution – CSLL	-	-	12,858	12,373
Prepayments of income tax - IRPJ	-	49	35,125	36,972
Income tax and social contribution to be offset	78	9,392	106,355	74,395
Income tax and social contribution to be offset	78	9,441	154,337	123,739

Withholding income tax - IRRF on interest on capital	-	7,909	-	8,163
Withholding income tax - IRRF	17,167	346	70,117	92,210
State VAT - ICMS to be offset	-	-	138,310	125,669
Social Integration Program - PIS	67	65	9,818	9,970
Contribution for Social Security Funding - COFINS	335	326	43,895	46,741
Others	-	-	3,244	4,764
Others taxes to be offset	17,568	8,646	265,385	287,517

Total current	17,646	18,087	419,722	411,256

Noncurrent
Social contribution to be offset - CSLL	-	-	64,945	62,458
Income tax to be offset - IRPJ	-	-	5,550	5,508
Income tax and social contribution to be offset	-	-	70,495	67,966

State VAT - ICMS to be offset	-	-	183,146	174,596
Social Integration Program - PIS	-	-	30,689	1,060
Contribution for Social Security Funding - COFINS	-	-	141,358	4,885
Others	-	-	5,193	5,185
Others taxes to be offset	-	-	360,386	185,725

Total noncurrent	-	-	430,881	253,691

Exclusion of ICMS from the PIS and COFINS tax base

A number of subsidiaries of the Group are parties to several pending legal proceedings involving the Brazilian federal government that address the exclusion of ICMS amounts from the PIS and COFINS tax base, as well as the Group subsidiaries’ rights to receive refunds of other amounts previously paid. In 2019, CPFL Santa Cruz (related to the original lawsuit presented by four merged companies - CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) received a favorable final judicial decision on these matters, which is not subject to further appeal. As a result, CPFL Santa Cruz recognized a tax credit of R$ 166,870 using the calculation method in accordance with the “Federal Revenue Orientation 13/2018”. Based on advice of external legal counsel, the Group understands that amounts received as tax credits by its distribution subsidiaries and will need to be refunded to consumers as soon the Brazilian Federal Revenue approves such tax credits as compensation payable to affected consumers. The Group is still discussing with its external legal advisors the relevant time period applicable to calculating the refunds of tax credits to consumers, which may be for a period of three, five or ten years . On 2019, CPFL Santa Cruz recognized a liability related to tax credits that need to be refunded to the relevant consumers for the maximum period of 10 years.

 As a result, for the quarter ended September 30, 2019, CPFL Santa Cruz recognized  a debit of R$ 166,101 as “Taxes Recoverable”, against R$ 130,578 of credit in “Other Payable – Consumers” and a credit of R$ 34,495 as “Deduction from operating revenues – PIS and COFINS” financial adjustment of  R$ 1,028. No other amounts have been recognized as the other Group subsidiaries await final decisions in their respective legal proceedings.

(8)     SECTOR FINANCIAL ASSET AND LIABILITY

	Consolidated
	At December 31, 2019			Operating revenue (note 26)		Finance income or costs (note 29)	At September 30, 2019
	Deferred	Approved	Total	Constitution	Through billing	Monetary adjustment	Deferred	Approved	Total
Parcel "A"	1,306,751	592,281	1,899,030	919,987	(1,031,695)	85,163	1,126,374	746,112	1,872,487
CVA (*)
CDE (**)	208,156	(7,275)	200,881	212,320	(76,719)	13,949	193,385	157,045	350,430
Electric energy cost	586,027	634,599	1,220,626	198,036	(807,123)	44,165	328,748	326,957	655,705
ESS and EER (***)	(562,800)	(450,230)	(1,013,030)	(338,961)	670,592	(38,629)	(324,416)	(395,613)	(720,029)
Proinfa	246	3,129	3,375	42,318	(14,847)	1,852	16,821	15,877	32,698
Basic network charges	36,256	23,526	59,782	98,123	(43,019)	2,336	93,935	23,287	117,221
Pass-through from Itaipu	1,141,254	465,184	1,606,438	645,212	(874,178)	67,898	754,499	690,871	1,445,371
Transmission from Itaipu	31,784	12,439	44,222	27,595	(24,675)	2,054	25,533	23,664	49,197
Neutrality of sector charges	(40,763)	(8,370)	(49,133)	21,101	42,352	(1,636)	68,174	(55,490)	12,684
Overcontracting	(93,409)	(80,721)	(174,130)	14,244	95,922	(6,826)	(30,305)	(40,486)	(70,790)
Other financial components	(275,550)	(115,325)	(390,875)	(49,556)	96,717	(12,345)	(374,446)	18,387	(356,059)

Total	1,031,201	476,956	1,508,156	870,431	(934,978)	72,818	751,928	764,499	1,516,427

Current assets			1,330,981						1,328,954
Noncurrent assets			223,880						325,012
Noncurrent liabilities			(46,703)						(137,539)

The breakdown of the balances of sector financial asset and liability and the movement for the period are as follows:

(*)         Deferred tariff costs and gains variations from Parcel “A” items

(**)       Energy Development Account – CDE

(***)      System Service Charge (ESS) and Reserve Energy Charge (EER)

The details of the nature of each sector financial asset and liability are provided in Note 8 to the financial statements at December 31, 2018.

(9)  DEFERRED TAX ASSETS AND LIABILITIES

9.1    Breakdown of tax assets and liabilities

	Parent company		Consolidated
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Social contribution credit/(debit)
Tax losses carryforwards	26,728	29,750	121,671	137,577
Tax benefit of merged intangible	-	-	91,455	97,288
Temporarily nondeductible/taxable differences	5,821	(355)	(308,438)	(292,257)
Subtotal	32,550	29,395	(95,312)	(57,392)

Income tax credit / (debit)
Tax losses carryforwards	74,177	84,113	337,087	382,359
Tax benefit of merged intangible	-	-	295,363	315,189
Temporarily nondeductible/taxable differences	16,170	(986)	(854,897)	(809,917)
Subtotal	90,348	83,127	(222,446)	(112,369)

PIS and COFINS credit/(debit)
Temporarily nondeductible/taxable differences	-	-	(8,560)	(10,086)

Total	122,897	112,522	(326,318)	(179,847)

Total tax credit	122,897	112,522	760,934	956,380
Total tax debit	-	-	(1,087,252)	(1,136,227)

The expected recovery of the deferred tax assets arising from nondeductible temporary differences, tax benefit of merged intangible and income tax and social contribution losses, is based on the projections of future profits, approved by the Board of Directors and reviewed by the Fiscal Council.

9.2    Tax benefit of merged intangible asset

Refers to the tax benefit calculated on the intangible assets derived from the acquisition of subsidiaries, as shown in the following table, which were merged and are recognized in accordance with the concepts of CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Financial Statements, Separate Financial Statements, Consolidated financial statements and Application of the Equity Method. The benefit is being realized in proportion to the tax amortization of the merged intangible assets that originated them as per CPC 27 and CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization, over the remaining concession period, as shown in note 14.

	Consolidated
	September 30,2019		December 31, 2018
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	37,777	104,935	41,246	114,572
CPFL Piratininga	9,404	32,273	10,180	34,938
RGE Sul (RGE)	44,275	147,063	45,862	153,618
CPFL Geração	-	11,092	-	12,061
Total	91,455	295,363	97,288	315,189

9.3    Accumulated balances on nondeductible temporary / taxable differences

	Consolidated
	September 30, 2019			December 31, 2018
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporarily nondeductible/taxable differences
Provision for tax, civil and labor risks	42,920	119,223	-	57,635	160,096	-
Private pension fund	3,740	10,389	-	2,913	8,093	-
Allowance for doubtful accounts	35,254	97,929	-	30,316	84,211	-
Free energy supply	9,531	26,474	-	9,166	25,462	-
Research and development and energy efficiency programs	32,604	90,566	-	27,506	76,405	-
Personnel-related provisions	3,923	10,898	-	5,208	14,467	-
Depreciation rate difference	4,256	11,822	-	4,764	13,235	-
Derivatives	(63,312)	(175,867)	-	(58,698)	(163,051)	-
Recognition of concession - adjustment of intangible asset	(5,660)	(15,724)	-	(6,399)	(17,775)	-
Recognition of concession - adjustment of financial asset	(167,582)	(465,506)	-	(148,561)	(410,608)	-
Actuarial losses	25,833	71,756	-	26,001	72,223	-
Fair value measurement - derivatives	(10,218)	(28,382)	-	2,622	7,284	-
Fair value measurement - debts	5,179	14,386	-	(8,537)	(23,714)	-
Others	(22,819)	(61,504)	(8,560)	(18,030)	(50,236)	(10,086)
Temporarily nondeductible/taxable differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost	(46,376)	(128,823)	-	(48,806)	(135,572)	-
Actuarial losses	58,071	161,307	-	58,071	161,307	-
Temporarily nondeductible differences/taxable - business combination
Deferred taxes - asset:
Provision for tax, civil and labor risks	11,292	31,368	-	11,620	32,277	-
Fair value of property, plant and equipment (negative value added of assets)	18,712	51,978	-	19,817	55,047	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(19,620)	(54,501)	-	(24,690)	(68,584)	-
Intangible asset - exploration right/authorization	(220,231)	(611,752)	-	(227,199)	(631,106)	-
Other temporary differences	(3,935)	(10,933)	-	(6,976)	(19,379)	-
Total	(308,438)	(854,897)	(8,560)	(292,257)	(809,917)	(10,086)

9.4    Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for the quarters and nine-month period ended by September 30, 2019 and 2018:

	Parent company				Consolidated
	Social contribution				Social contribution
	2019		2018		2019		2018
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Profit before taxes	720,592	1,904,905	554,942	1,452,368	1,067,610	2,858,936	880,966	2,259,307
Reconciliation to reflect effective rate:
Equity interests in subsidiaries, associates and joint ventures	(673,160)	(1,868,853)	(554,766)	(1,467,794)	(81,910)	(257,339)	(86,880)	(240,982)
Amortization of intangible asset acquired	(3,382)	(10,146)	(3,382)	(10,146)	12,162	36,486	12,162	36,486
Effect of presumed profit system	-	-	-	-	(129,209)	(277,407)	(157,437)	(263,423)
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	34,296	121,516	31,818	108,982
Interest on capital income	78,155	78,155	-	-	-	-	-	-
Other permanent additions (exclusions), net	2,537	9,892	3,319	10,799	14,529	53,240	21,607	63,008
Tax base	124,742	113,953	113	(14,773)	917,478	2,535,432	702,236	1,963,378
Statutory rate	9%	9%	9%	9%	9%	9%	9%	9%
Tax credit/(debit)	(11,227)	(10,256)	(10)	1,330	(82,573)	(228,189)	(63,201)	(176,704)
Tax credit recorded (not recorded), net	-	-	-	-	(1,569)	(30,029)	(7,557)	(30,766)
Provision for tax risks	-	-	-	-	(2,570)	(2,570)	-	-
Total	(11,227)	(10,256)	(10)	1,330	(86,711)	(260,789)	(70,757)	(207,469)

Current	(7,049)	(7,050)	-	(1)	(43,666)	(215,536)	(57,762)	(151,725)
Deferred	(4,178)	(3,206)	(10)	1,331	(43,044)	(45,253)	(12,995)	(55,745)

	Parent company				Consolidated
	Income tax				Income tax
	2019		2018		2019		2018
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Profit before taxes	720,592	1,904,905	554,942	1,452,368	1,067,610	2,858,936	880,966	2,259,307
Reconciliation to reflect effective rate:
Equity interests in subsidiaries, associates and joint ventures	(673,160)	(1,868,853)	(554,766)	(1,467,794)	(81,910)	(257,339)	(86,880)	(240,982)
Amortization of intangible asset acquired	-	-	-	-	15,689	47,067	15,689	47,067
Effect of presumed profit system	-	-	-	-	(150,956)	(316,709)	(179,487)	(316,921)
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	34,296	121,516	31,818	108,982
Interest on capital income	78,155	78,155	-	-	-	-	-	-
Tax incentive - operating profit	-	-	-	-	-	-	(23,550)	(26,474)
Other permanent additions (exclusions), net	4,047	20,248	4,636	17,315	10,346	32,932	15,465	55,230
Tax base	129,634	134,455	4,812	1,889	895,075	2,486,403	654,021	1,886,209
Statutory rate	25%	25%	25%	25%	25%	25%	25%	25%
Tax credit/(debit)	(32,408)	(33,614)	(1,203)	(472)	(223,769)	(621,601)	(163,505)	(471,552)
Recorded (unrecognized) Tax credit, net	-	-	-	-	(4,295)	(79,680)	(20,482)	(84,482)
Provision for tax risks	-	-	-	-	(5,097)	(5,097)	-	-
Total	(32,408)	(33,614)	(1,203)	(472)	(233,160)	(706,377)	(183,986)	(556,033)

Current	(22,785)	(23,165)	-	(4)	(114,524)	(575,929)	(140,037)	(380,905)
Deferred	(9,623)	(10,449)	(1,203)	(468)	(118,637)	(130,448)	(43,949)	(175,129)

(10)     CONCESSION FINANCIAL ASSET

Consolidated
At December 31, 2018	7,430,149
Transfer - contract asset	740,577
Transfer - intangible asset	3,645
Fair value adjustment	247,182
Disposals	(23,132)
At September 30, 2019	8,398,420

The amount refers to the financial asset corresponding to the right established in the concession agreements of the energy distributors to receive cash by compensation upon the return of the assets to the granting authority at the end of the concession, measured at fair value.

According to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Moreover, the difference to adjust the balance at fair value (new replacement value) is recognized as a balancing item to the operating income account (note 26) in the statement of profit or loss for the period.

(11)   OTHER ASSETS

	Consolidated
	Current		Noncurrent
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Advances - Fundação CESP	9,905	3,929	6,797	6,797
Advances to suppliers	26,469	4,031	-	-
Pledges, funds and restricted deposits	9,249	77,442	557,857	524,461
Orders in progress	107,312	142,708	8,689	6,844
Services rendered to third parties	16,267	9,281	-	-
Energy pre-purchase agreements	-	-	11,121	25,390
Prepaid expenses	67,152	172,155	5,461	6,367
GSF renegotiation	9,737	13,701	-	5,782
Receivables - CDE	134,429	183,710	-	-
Advances to employees	38,039	22,287	-	-
Contract asset of transmission	-	23,535	-	226,117
Other	201,421	186,923	116,662	125,681
(-) Allowance for doubtful debts (note 6)	(29,214)	(28,698)	-	-
Total	590,766	811,005	706,587	927,440

Receivables – CDE: refer to: (i) low-income subsidies amounting to R$ 12,644 (R$ 12,536 at December 31, 2018), (ii) other tariff discounts granted to consumers amounting to R$ 121,749 (R$ 170,858 at December 31, 2018), and (iii) tariff discounts – court injunctions amounting and tariff flag reimbursement to R$ 36 (R$ 317 at December 31, 2018)

(12)   INVESTMENTS

	Parent company		Consolidated
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Equity method
By equity method of the subsidiary and joint venture	11,985,885	9,088,049	964,256	970,302
Advances for future capital increases	-	82,395	-	-
Subtotal	11,985,885	9,170,444	964,256	970,302
Fair value of assets, net	583,077	639,640	9,626	10,060
Goodwill	6,054	6,054	-	-
Total	12,575,016	9,816,139	973,882	980,362

12.1 Equity interests – equity method

The main information on investments in direct equity interests is as follows:

	September 30, 2019				September 30, 2019	December 31, 2018	Nine months 2019	Nine months 2018
Investment	Total assets	Issued capital	Equity	Profit or loss for the period	Share of equity of investees		Share of profit (loss) of investees
CPFL Paulista	10,997,093	1,308,373	2,065,891	553,156	2,065,891	1,910,866	553,156	443,747
CPFL Piratininga	4,160,903	249,321	711,776	195,620	711,776	516,235	195,620	132,104
CPFL Santa Cruz	1,452,285	170,413	469,866	78,062	469,866	392,040	78,062	57,657
RGE (**)	-	-	-	-	-	-	-	207,565
RGE Sul (RGE) (**)	10,031,163	2,809,820	3,854,315	400,153	3,357,579	3,286,587	367,265	64,588
CPFL Geração	5,531,978	1,043,922	2,867,566	580,135	2,867,566	2,625,465	580,135	493,477
CPFL Renováveis	8,575,967	3,698,060	4,432,401	(15,405)	2,072,635	-	-	-
CPFL Jaguari Geração	64,843	40,108	54,646	6,184	54,646	58,656	6,184	10,744
CPFL Brasil	1,390,827	3,000	65,200	79,054	65,200	72,680	79,054	59,096
CPFL Planalto	5,574	630	5,383	2,940	5,383	2,444	2,940	2,644
CPFL Serviços	231,381	120,929	131,093	10,164	131,093	120,929	10,164	(9,379)
CPFL Atende	28,818	13,991	22,024	8,592	22,024	19,363	8,592	6,020
CPFL Infra (**)	21,650	38	13,972	17,590	13,972	16,558	17,590	14,830
CPFL Pessoas (**)	4,239	811	2,470	-	2,470	-	-	-
CPFL Finanças (**)	3,626	385	1,584	-	1,584	-	-	-
CPFL Supre (**)	3,405	826	2,035	-	2,035	-	-	-
CPFL Total	32,304	9,005	28,801	19,118	28,801	19,953	19,118	17,461
CPFL Telecom	4,363	1,928	4,174	99	4,174	5,465	99	(205)
CPFL Centrais Geradoras	18,779	16,128	15,803	(195)	15,803	15,998	(195)	580
CPFL Eficiência	128,613	76,073	81,149	(4,595)	81,149	85,744	(4,595)	(4,804)
AUTHI	23,967	10	12,238	12,228	12,238	21,463	12,228	22,044
Subtotal - by subsidiary's equity					11,985,885	9,170,444	1,925,416	1,518,169
Amortization of fair value adjustment of assets					-	-	(56,563)	(50,375)
Total					11,985,885	9,170,444	1,868,853	1,467,794

Investment					11,985,885	9,088,049
Advances for future capital increases					-	82,395

 (*) See note 12.6.1 of financial statements of December 31, 2018

(**) Corporate restructuring (spin-off) see note 1

Asset surplus (value added) of net assets acquired in business combinations are classified in the parent’s statement of profit or loss in the group of Investments. In the parent company’s statement of profit or loss, the amortization of the asset surplus (value added) of net assets of R$ 56,563 (R$ 50,375 in the nine-month period of 2018) is classified in line item “share of profit (loss) of investees”, in conformity with ICPC 09 (R2).

The movements, in the parent company, of the balances of investments in subsidiaries for the period are as follows:

Investment	Investment at December 31, 2018	Capital increase /payment of capital	Share of profit (loss) of investees	Other comprehensive income	Dividend and Interest on capital	Advances for future capital increases	Others		Investment at September 30, 2019
CPFL Paulista	1,910,866	-	553,156	(941)	(397,190)	-	-		2,065,891
CPFL Piratininga	516,235	-	195,620	(78)	-	-	-		711,776
CPFL Santa Cruz	392,040	-	78,062	(236)	-	-	-		469,866
RGE Sul (RGE)	3,286,587	-	367,265	(7,711)	(288,563)	-	-		3,357,579
CPFL Geração	2,625,465	-	580,135	(1,423)	(261,314)	-	(75,298)	(1)	2,867,566
CPFL Renováveis	-	-	-	-	-	-	2,072,635	(2)	2,072,635
CPFL Jaguari Geração	58,656	-	6,184	-	(10,194)	-	-		54,646
CPFL Brasil	72,680	-	79,054	(2,251)	(84,282)	-	-		65,200
CPFL Planalto	2,444	-	2,940	-	-	-	-		5,383
CPFL Serviços	120,929	39,900	10,164	-	-	(39,900)	-		131,093
CPFL Atende	19,363	-	8,592	-	(5,931)	-	-		22,024
CPFL Infra	16,558	-	17,590	-	(14,087)	-	(6,089)	(3)	13,972
CPFL Pessoas	-	-	-	-	-	-	2,470	(3)	2,470
CPFL Finanças	-	-	-	-	-	-	1,584	(3)	1,584
CPFL Supre	-	-	-	-	-	-	2,035	(3)	2,035
CPFL Total	19,953	-	19,118	-	(10,270)	-	-		28,801
CPFL Telecom	5,465	95	99	-	(1,389)	(95)	-		4,174
CPFL Centrais Geradoras	15,998	-	(195)	-	-	-	-		15,803
CPFL Eficiência	85,744	42,400	(4,595)	-	-	(42,400)	-		81,149
AUTHI	21,463	-	12,228		(21,453)				12,238
	9,170,444	82,395	1,925,416	(12,640)	(1,094,673)	(82,395)	1,997,337		11,985,885

(1) Decrease in equity interest without change of control, relating to capital increase through capitalization of Advance for Future Capital Increase (AFCI) by subsidiary CPFL Geração at subsidiary CPFL Renováveis in the first half of 2019. For being a transaction between owners, it was recorded with a balancing item in equity.;

(2) Acquisition, by the Company, of additional equity interest od 46.76% of the subsidiary CPFL Renováveis (note 1.c);

(3) Corporate reorganization  (note 1.g )

In the consolidated, the investment balances refer to interests in joint ventures accounted for using the equity method:

Investments in joint ventures	September 30, 2019	December 31, 2018	Nine months 2019	Nine months 2018
	Share of equity		Share of profit (loss)

Baesa	152,011	175,189	(3,426)	(3,800)
Enercan	208,060	175,122	92,890	70,640
Chapecoense	378,410	378,558	101,050	95,203
EPASA	225,774	241,433	67,260	79,374
Fair value adjustments of assets, net	9,626	10,060	(435)	(435)
	973,882	980,362	257,339	240,982

12.2 Fair value adjustments and goodwill

Fair value adjustments refer basically to the right to the concession acquired through business combinations. The goodwill refers basically to acquisitions of investments and is based on projections of future profits.

In the financial statements, these amounts are classified as Intangible Assets (note 14).

12.3   Dividends and interest on capital receivable

At September 30, 2019 and December 31, 2018, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

	Parent company
	Dividends		Interest on capital		Total
Subsidiary	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
CPFL Paulista	421,786	92,596	110,214	110,214	532,000	202,810
CPFL Piratininga	-	6,226	-	31,708	-	37,934
CPFL Santa Cruz	-	-	19,160	19,160	19,160	19,160
RGE Sul (RGE)	138,580	26,795	-	94,312	138,580	121,107
CPFL Geração	71,099	71,099	102,436	102,436	173,535	173,535
CPFL Centrais Geradoras	815	815	-	-	815	815
CPFL Jaguari Geração	10,194	3,398	-	-	10,194	3,398
CPFL Brasil	-	111,083	-	2,451	-	113,534
CPFL Atende	-	-	-	876	-	876
CPFL Telecom	-	1,111	-	-	-	1,111
CPFL Eficiência	12,195	12,195	15,104	15,104	27,299	27,299
AUTHI	10,000	151	-	-	10,000	151

	664,669	325,469	246,914	376,261	911,583	701,731

The consolidated balance includes dividends and interest on capital receivable amounting to R$ 98,318 at September 30, 2019 and R$ 100,182 at December 31, 2018 related basically to joint ventures.

12.4   Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

12.4.1    Movements in noncontrolling interests

	CERAN	CPFL Renováveis		Paulista Lajeado	Total
At December 31, 2018	76,448	2,112,694		80,493	2,269,634
Equity interest and voting capital	35.00%	48.44%		40.07%

Equity attributable to noncontrolling interests	27,567	(1,738)		4,906	30,735
Gain on interest with no change in control	-	75,298		-	75,298
Acquisition of interest with no change in control	-	(2,072,635)	(1)	-	(2,072,635)
Dividends	-	(7,878)		(7,986)	(15,864)
Other movements	-	122		(49)	73
At September 30, 2019	104,015	105,863		77,363	287,242
Equity Interests and voting capital	35.00%	0.06%		40.07%

(1)    Refers to the acquisition of 46.76% of the subsidiary CPFL Renováveis, acquired by the Company from the parent company State Grid.

12.4.2    Summarized financial information on subsidiaries that have noncontrolling interests

The summarized financial information on subsidiaries that have noncontrolling interests at September 30, 2019 and December 31, 2018 and the nine-month period ended at September 30, 2019 and 2018, is as follows:

BALANCE SHEET

	September 30, 2019			December 31, 2018
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	158,598	1,381,619	13,192	80,367	1,330,819	15,499
Cash and cash equivalents	114,337	904,675	5,343	32,729	876,571	5,687
Noncurrent assets	763,379	10,451,998	139,895	799,390	10,845,036	144,863

Current liabilities	198,790	1,515,513	33,963	246,482	1,396,120	33,883
Borrowings and debentures	113,519	526,885	-	106,555	819,993	-
Other financial liabilities	7,213	425,578	171	13,406	7,670	282
Noncurrent liabilities	426,002	5,782,320	777	414,852	6,528,563	1,033
Borrowings and debentures	316,933	4,643,894	-	316,581	4,738,841	-
Other financial liabilities	96,442	-	-	89,965	-	-
Equity	297,185	4,535,782	118,346	218,423	4,251,172	125,446
Equity attributable to owners of the Company	297,185	4,432,401	118,346	218,423	4,147,795	125,446
Equity attributable to noncontrolling interests	-	103,381	-	-	103,377	-

PROFIT OR LOSS

	Nine months 2019			Nine months 2018
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	248,522	1,344,542	30,719	246,395	1,420,235	42,393
Operational costs and expenses	(69,061)	(517,417)	(19,163)	(70,723)	(509,898)	(19,896)
Depreciation and amortization	(32,766)	(483,953)	(3)	(30,470)	(467,870)	(3)
Interest income	3,259	57,761	598	4,291	70,959	489
Interest expense	(30,789)	(328,574)	-	(40,896)	(342,519)	(348)
Income tax expense	(39,782)	(35,305)	(1,589)	(35,879)	(55,682)	(1,931)
Profit (loss) for the year	78,762	(7,634)	12,240	70,675	11,985	21,189
Attributable to owners of the Company	78,762	(15,405)	12,240	70,675	5,102	21,189
Attributable to noncontrolling interests	-	7,772	-	-	6,884	-

12.4.3    Joint ventures

The summarized financial information on joint ventures at September 30, 2019 and December 31, 2018 and the nine-month periods ended at September 30, 2019 and 2018, is as follows:

BALANCE SHEET

	September 30, 2019				December 31, 2018
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	208,151	72,949	295,082	329,266	208,326	68,956	345,737	327,084
Cash and cash equivalents	62,507	22,829	132,820	60,454	66,519	17,425	184,002	18,269
Noncurrent assets	992,365	929,097	2,500,906	476,576	1,033,320	966,664	2,604,162	502,618

Current liabilities	393,336	93,334	368,099	160,802	385,271	50,639	424,635	152,168
Borrowings and debentures	128,402	-	138,781	34,471	137,225	-	138,706	34,473
Other financial liabilities	3,321	22,122	72,030	501	5,869	34,832	74,156	1,346
Noncurrent liabilities	380,154	300,810	1,685,907	221,793	496,953	284,391	1,782,993	224,933
Borrowings and debentures	255,721	-	947,134	125,878	383,358	-	1,045,402	151,964
Other financial liabilities	27,051	287,429	735,704	-	26,936	272,079	734,630	-
Equity	427,025	607,902	741,981	423,245	359,422	700,590	742,271	452,601

PROFIT OR LOSS

	Nine months 2019				Nine months 2018
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	484,361	196,313	653,010	476,780	431,457	224,168	647,585	613,910
Operational costs and expenses	(135,107)	(146,928)	(147,358)	(286,263)	(141,419)	(163,398)	(142,104)	(406,681)
Depreciation and amortization	(36,562)	(38,043)	(93,244)	(26,048)	(37,630)	(37,980)	(93,071)	(26,328)
Interest income	4,780	1,533	13,282	2,896	4,203	3,357	12,508	3,457
Interest expense	(27,710)	(25,785)	(127,371)	(10,906)	(36,152)	(38,880)	(146,810)	(12,862)
Income tax and social contribution expenses	(97,563)	(482)	(99,936)	(30,448)	(73,630)	(677)	(91,786)	(28,447)
Profit (loss) for the period	190,649	(13,702)	198,138	126,088	144,983	(15,197)	186,672	148,798
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Even holding more than 50% of the equity interest in Epasa and Chapecoense, the subsidiary CPFL Geração jointly controls these investments with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from BNDES obtained by the joint venture Chapecoense establish restrictions on the payment of dividend to subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior consent of BNDES.

12.4.4    Joint ventures operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and the right to operate the hydropower plant are held by Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (jointly operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 637.5 MW (mean 328.57 MW) until 2028.

(13)      PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2018	176,839	1,391,775	986,800	6,615,793	67,135	7,512	210,760	9,456,614
Historical cost	224,783	2,218,604	1,585,723	9,905,396	131,549	23,039	210,760	14,299,854
Accumulated depreciation	(47,944)	(826,829)	(598,923)	(3,289,603)	(64,415)	(15,527)	-	(4,843,240)

Additions	-	-	-	-	-	-	169,550	169,550
Disposals	-	(5)	(31,080)	(31,033)	(32,660)	-	(8)	(94,786)
Transfers	603	15,547	50,349	96,689	4,116	432	(167,737)	-
Transfers from/to other assets - cost	235	-	(235)	(33)	-	-	(223)	(255)
Depreciation	(6,702)	(63,598)	(46,923)	(334,281)	(13,620)	(632)	-	(465,757)
Write-off of depreciation	-	5	2,231	17,618	21,669	-	-	41,521

At September 30, 2019	170,974	1,343,723	961,143	6,364,753	46,639	7,312	212,343	9,106,888
Historical cost	225,621	2,234,146	1,604,757	9,971,019	103,006	23,470	212,343	14,374,362
Accumulated depreciation	(54,646)	(890,423)	(643,614)	(3,606,266)	(56,366)	(16,158)	-	(5,267,474)

Average depreciation rate	3.86%	3.88%	3.98%	4.55%	14.07%	5.73%

(14)   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right			Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Public utilities
At December 31, 2018	6,115	3,772,188	5,584,136	24,485	76,009	9,462,935
Historical cost	6,152	7,495,458	11,909,149	35,840	217,542	19,664,141
Accumulated Amortization	(37)	(3,723,270)	(6,325,012)	(11,355)	(141,532)	(10,201,206)

Additions	-	-	-	-	9,325	9,325
Amortization	-	(216,328)	(545,906)	(1,065)	(6,588)	(769,888)
Transfer - intangible assets	-	-	598,427	-	-	598,427
Transfer - financial asset	-	-	(3,645)	-	-	(3,645)
Disposal and transfer - other assets	-	-	(32,793)	-	431	(32,362)

At September 30, 2019	6,115	3,555,860	5,600,220	23,420	79,178	9,264,793
Historical cost	6,152	7,495,458	12,471,138	35,840	227,298	20,235,886
Accumulated Amortization	(37)	(3,939,598)	(6,870,918)	(12,420)	(148,120)	(10,971,094)

In the consolidated financial statements the amortization of intangible assets is recognized in the income statement as follows: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination.

14.1 Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

	September 30, 2019			December 31, 2018	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2019	2018
Intangible asset - acquired in business combinations
Intangible asset acquired, not subsumed
CPFL Paulista	304,861	(224,477)	80,384	87,873	3.28%	3.28%
CPFL Piratininga	39,065	(27,306)	11,759	12,730	3.31%	3.32%
RGE Sul (RGE)	3,768	(2,325)	1,443	1,575	4.68%	4.70%
CPFL Geração	54,555	(38,717)	15,837	17,221	3.38%	3.38%
CPFL Jaguari Geração	7,896	(4,323)	3,573	3,775	3.41%	3.41%
CPFL Renováveis	3,653,906	(1,170,701)	2,483,205	2,602,622	4.36%	5.90%
Subtotal	4,064,051	(1,467,850)	2,596,201	2,725,797

Intangible asset acquired and subsumed
RGE Sul (RGE)	1,433,007	(1,010,254)	422,753	461,795	3.63%	3.63%
CPFL Geração	426,450	(340,905)	85,545	93,020	2.34%	2.34%
Subtotal	1,859,457	(1,351,159)	508,298	554,816

Intangible asset acquired and merged – reassembled
CPFL Paulista	1,074,026	(811,023)	263,003	287,156	3.00%	3.00%
CPFL Piratininga	115,762	(80,916)	34,846	37,723	3.31%	3.31%
CPFL Jaguari Geração	15,275	(9,181)	6,093	6,438	3.01%	3.01%
RGE Sul (RGE)	366,887	(219,467)	147,420	160,256	4.66%	4.67%
Subtotal	1,571,950	(1,120,588)	451,362	491,574

Total	7,495,458	(3,939,598)	3,555,860	3,772,187

(15)    CONTRACT ASSET

	Distribution	Transmission	Consolidated
At December 31, 2018	1,046,433	-	1,046,433
Noncurrent	1,046,433		1,046,433

Reclassification from other assets	-	249,652	249,652
Additions	1,456,147	11,203	1,467,350
Transfer - intangible assets in service	(598,427)	-	(598,427)
Transfer - financial assets	(740,577)	-	(740,577)
Monetary adjustment	-	23,420	23,420
Cash inputs - RAP	-	(17,360)	(17,360)

At September 30, 2019	1,163,576	266,914	1,430,491
Current	-	34,262	34,262
Noncurrent	1,163,576	232,652	1,396,228

Contractual asset of distribution companies: Refers to concession infrastructure assets of the distribution companies during the construction period.

Contract asset of transmission companies: refers to the right to receive the “Permitted Annual Revenue – RAP” over the concession period as well as an indemnity at the end of the concession of the transmission subsidiaries

(16)   TRADE PAYABLES

	Consolidated
	September 30, 2019	December 31, 2018
Current
System service charges	90	62,674
Energy purchased	2,331,438	1,607,116
Electricity network usage charges	236,641	205,656
Materials and services	481,893	368,344
Free energy	161,490	154,296
Total	3,211,553	2,398,085

Noncurrent
Energy purchased	334,949	333,036

(17)   BORROWINGS

 The movement in borrowings are as follows:

	Consolidated
Category	At December 31, 2018	Raised	Repayment	Interest, monetary adjustment and fair value measurement	Exchange rates	Interest paid	At September 30, 2019
Measured at cost
Local currency
Pre fixed	892,776	-	(135,547)	36,201	-	(40,137)	753,293
Post Fixed
TJLP	3,158,119	-	(325,064)	189,900	-	(169,964)	2,852,991
TLP (IPCA)	1,190,169	379,000	-	77,523	-	(43,805)	1,602,888
Selic	114,117	-	(27,341)	6,771	-	(2,061)	91,486
CDI	386,272	476,000	(152,318)	37,984	-	(12,620)	735,318
IGP-M	51,889	-	(8,310)	4,547	-	(3,115)	45,010
UMBNDES	2,152	-	(398)	228	-	(101)	1,880
Other	66,403	-	(23,944)	1,831	-	(2,157)	42,134
Total at cost	5,861,896	855,000	(672,922)	354,984	-	(273,959)	6,125,000

Borrowing costs (*)	(57,193)	(7,644)	-	5,128	-	-	(59,709)

Measured at fair value
Foreign currency
Dollar	4,855,108	726,314	(1,172,749)	113,793	279,210	(115,577)	4,686,098
Euro	879,499	-	(47,004)	5,063	21,056	(5,107)	853,508
Fair value measurement	(103,351)	-	-	149,456	-	-	46,105
Total at fair value	5,631,255	726,314	(1,219,753)	268,312	300,266	(120,684)	5,585,711

Total	11,435,958	1,573,670	(1,892,675)	628,424	300,266	(394,643)	11,651,001
Current	2,446,113						3,394,489
Noncurrent	8,989,846						8,256,512

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts.

The detail on borrowings are as follows:

			Consolidated
Category	Annual interest		September 30, 2019	December 31, 2018	Maturity range	Collateral

Measured at cost - Local Currency
Pre fixed
FINEM	Fixed rate from 2.5% to 8%	(a)	286,895	418,336	2011 to 2024

(i) Liens on equipment; (ii) Pledge and liens on credit rights; (iii) Reserve, centralizing and receivables accounts; (iv) Pledge of emergent rights of the authorizations; (v) Pledge of shares; (vi) CPFL Renováveis, CPFL Energia e State Grid Brazil Power guarantee

FINAME	Fixed rate from 2.5% to 10%	(a)	67,604	48,672	2012 to 2025	(i) Liens on equipment; (ii) Pledge and liens on credit rights; (iii) Reserve, centralizing and receivables accounts; (iv) CPFL Renováveis, CPFL Energia e State Grid Brazil Power guarantee
FINEP	Fixed rate from 3.5% to 5%		1,555	6,576	2013 to 2021	Bank guarantee
Bank loans	Fixed rate from 9.5% to 10.14%		397,239	419,191	2027 to 2037	(i) Liens on equipment; (ii) Pledge of revenue; (iii) Pledge of shares; (iv)Pledge of emergents rights authorized; (v) Reserve account; (vi) Bank guarantee; (vii) CPFL Renováveis guarantee
			753,293	892,776
Post Fixed
TJLP
FINEM	TJLP and TJLP + from 1.72% to 5.5%	(b)	2,827,336	3,128,625	2009 to 2033

(i) Pledge and liens on equipment; (ii) Pledge and liens on credit rights (iii) Reserve, centralizing and receivables accounts; (iv) Pledge of shares (v) Pledge of emergents rights authorized by ANEEL; (vi) Pledge of beneficiary shares; (vii) CPFL Renováveis, CPFL Energia and State Grid Brazil Power guarantee; (viii) Bank guarantee

FINAME	TJLP + 2.2% to 4.2%	(b)	16,680	20,935	2017 to 2027	(i) CPFL Energia guarantee and (ii) Liens on equipment and receivables
FINEP	TJLP and TJLP + 5%		4,825	3,491	2016 to 2024	Bank guarantee
Bank loans	TJLP + 2.99% to 3.1%		4,149	5,069	2005 to 2023	CPFL Energia guarantee
			2,852,991	3,158,119
TLP (IPCA)
FINEM	IPCA + 4.74% to 4.80%		1,602,888	1,190,169	2020 to 2028	(i) CPFL Energia guarantee and; (ii) Liens on receivables
			1,602,888	1,190,169
SELIC
FINEM	SELIC + 2.19% to 2.66%	(c)	87,085	108,752	2015 to 2022	(i)State Grid Brazil Power and CPFL Energia guarantee and (ii) Receivables
FINAME	SELIC + 2.70% to 3.90%		4,401	5,365	2016 to 2022	(i) CPFL Energia guarantee and (ii) Liens on equipment
			91,486	114,117
CDI
Bank loans	(i) 105% of CDI (ii) CDI from - 1.25% to + 1.90%	(c)	236,585	208,384	2012 to 2023	(i) CPFL Energia guarantee; (ii) Structure of redeemable preferred shares and (iii) CPFL Renováveis CPFL Energia guarantee
Promissory note	103.4% of CDI	(c)	498,732	177,888	2019	(i) CPFL Energia guarantee
			735,318	386,272
UMBNDES
Bank loans	UMBNDES + from 1.99% to 5%		1,880	2,152	2006 to 2023	(i) CPFL Energia guarantee
IGPM
Bank loans	IGPM + 8.63%		45,010	51,889	2023	(i) Liens on equipment and receivables (ii) Pledge of shares of SPE and rights authorized by ANEEL and receivables of operation contracts
Other
Other			42,134	66,403	2007 to 2038	(i) Promissory notes, (ii) Bank guarantee, and (iii) Receivables

Total - Local currency			6,125,000	5,861,896

Borrowing costs (*)			(59,709)	(57,193)

Measured at fair value - Foreign Currency
Dollar
Bank loans (Law 4.131)	US$ + Libor 3 months + from 0.8% to 1.55%		1,173,526	1,866,418	2017 to 2022	(i) CPFL Energia guarantee and (ii) Promissory notes
Bank loans (Law 4.131)	US$ + from 1.96% to 4.32%		3,512,572	2,988,689	2017 to 2022	(i) CPFL Energia guarantee and (ii) Promissory notes
			4,686,098	4,855,108
Euro
Bank loans (Law 4.131)	Euro + from 0.42% to 0.96%		853,508	879,499	2019 to 2022	(i) CPFL Energia guarantee and (ii) Promissory notes

Fair value measurement			46,105	(103,351)

Total in foreign currency			5,585,711	5,631,255

Total			11,651,001	11,435,958

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts.

The subsidiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais. For further information about the considered rates, see note 33.

Effective rate:
(a) 30% to 70% of CDI	(b) 60% to 110% of CDI		(c) 100% to 130% of CDI

As segregated in the tables above, in conformity with CPC 48 and IFRS 9, the Group classified their debts as (i) financial liabilities measured at amortized cost, and (ii) financial liabilities measured at fair value through profit or loss.

The objective of the classification as financial liabilities of borrowings measured at fair value is to reduce the effects of the recognition of gains and losses derived from fair valuing debt-related derivatives in order to obtain more relevant and consistent accounting information, reducing the accounting mismatch. At September 30, 2019, the balance of the borrowings measured at fair value was R$ 5,585,711 (R$ 5,631,255 at December 31, 2018).

Changes in the fair values of these borrowings are recognized in the finance income / expense of the Group, except for the changes in fair value due to credit risk, which is recognized in other comprehensive income. At September 30, 2019, the accumulated losses of R$ 46,105 (accumulated gains of R$ 103,351 at December 31, 2018) on measuring of the borrowings to fair value, offset by the gains of R$ 79,166 (losses of R$ 65,678 at December 31, 2018) of fair value measurement of the derivative financial instruments contracted as a hedge against foreign exchange variations (note 33), resulted in a total net gain of R$ 33,061 (R$ 37,673 at December 31, 2018).

The maturities of the principal of borrowings recorded in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
From October 1st, 2020	549,973
2021	2,635,746
2022	1,535,363
2023	904,112
2024	497,546
2025 to 2029	1,687,695
2030 to 2034	305,577
2035 to 2039	90,693
Subtotal	8,206,705
Fair value measurement	49,807
Total	8,256,512

Main borrowings raised in the period:

	Released (R$ thousand)
Category Subsidiary	Total approved	in 2019	Net of fundraising costs	Interest	Repayment	Utilization	Annual rate	Effective annual rate

Local currency
CDI - Promissory note
CPFL Paulista	351,000	351,000	350,649	Bullet	Bullet in December 2019	Working capital	103.4% of CDI	104.95% of CDI
CPFL Piratininga	125,000	125,000	124,818	Bullet	Bullet in December 2019	Working capital	103.4% of CDI	104.95% of CDI
IPCA - BNDES
CPFL Paulista	953,392	100,000	98,124	Monthly	Monthly from April 2020	Subsidiary´s investment plan	IPCA + 4.74%	IPCA + 5.43%
CPFL Piratininga	347,264	55,000	53,968	Monthly	Monthly from April 2020	Subsidiary´s investment plan	IPCA + 4.80%	IPCA + 5.45%
RGE	1,133,024	154,000	151,110	Monthly	Monthly from April 2020	Subsidiary´s investment plan	IPCA + 4.74%	IPCA + 5.43%
CPFL Santa Cruz	174,954	70,000	68,686	Monthly	Monthly from April 2020	Subsidiary´s investment plan	IPCA + 4.80%	IPCA + 5.53%

Foreign Currency
Law 4.131
CPFL Santa Cruz	28,000	28,000	28,000	Semiannually	Bullet in March 2022	Working capital	USD + 3.06%	USD + 3.06%
CPFL Geração	13,500	13,500	13,500	Semiannually	Bullet in September 2020	Working capital	USD + 1.96%	USD + 1.96%
CPFL Santa Cruz	14,000	14,000	14,000	Semiannually	Bullet in September 2020	Working capital	USD + 1.96%	USD + 1.96%
CPFL Piratininga	43,000	43,000	43,000	Semiannually	Bullet in September 2020	Working capital	USD + 1.96%	USD + 1.96%
CPFL Paulista	309,814	309,814	309,814	Semiannually	Bullet in September 2020	Working capital	USD + 2.17%	USD + 2.17%
CPFL Paulista	318,000	318,000	318,000	Semiannually	Bullet in September 2020	Working capital	USD + 1.96%	USD + 1.96%

	3,810,948	1,581,314	1,573,670

Covenants

Borrowings raised by Group companies require the compliance with certain restrictive financial clauses, under penalty of restriction in the distribution of dividends and/or advance maturity of the related debts. Furthermore, failure to comply with the obligations or restrictions mentioned may result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement. Additionally, borrowings contain non-financial covenants, which are met as per the last calculation period.

For borrowings raised or with funds released in 2019, certain have restrictive clauses related to financial ratios, as follows:

Ratios required for the consolidated financial statements of CPFL Energia

•         Debt indebtedness divided by EBITDA maximum of 3.75 and

•         EBITDA divided by the financial result minimum of 2.25.

For other borrowings, the details of the covenants are presented in the financial statements as of December 31, 2018.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. All covenants, financial and non-financial clauses are properly complied, in the opinion of the Group´s Management.

(18)   DEBENTURES

The movement in debentures are as follows:

	Consolidated
Category	At December 31, 2018	Raised	Repayment	Interest, monetary adjustment and fair value measurement	Interest paid	At September 30, 2019
Measured at cost - Post fixed
Post fixed
TJLP	481,099	-	(46,481)	26,087	(2,541)	458,163
CDI	6,717,747	3,688,000	(3,894,383)	335,008	(329,447)	6,516,924
IPCA	1,367,428	-	(109,107)	92,871	(57,485)	1,293,708
Total at cost	8,566,274	3,688,000	(4,049,972)	453,966	(389,474)	8,268,796

Borrowing costs (*)	(59,796)	(3,546)	-	18,746	-	(44,595)
Measured at fair value - Post fixed
IPCA	426,989	-	-	29,553	(22,606)	433,936
Fair value measurement	7,378	-	-	34,873	-	42,251
Total at fair value	434,367	-	-	64,426	(22,606)	476,187

Total	8,940,845	3,684,454	(4,049,972)	537,139	(412,080)	8,700,387
Current	917,352					584,682
Noncurrent	8,023,493					8,115,705

The detail on debentures are as follows :

			Consolidated
Category	Annual Interest		September 30, 2019	December 31, 2018	Maturity range	Collateral

Measured at cost - Post fixed

TJLP	TJLP + 1%	(c)	458,163	481,099	2009 a 2029	Liens
CDI	(i) From 103.6% to 109.75% of CDI (ii) CDI + 0.75% to 0.83%	(a)	5,072,360	5,858,319	2018 a 2025	CPFL Energia guarantee
	From 104.75% to 110% of CDI	(a)	1,444,565	859,428	2015 a 2022	No guarantee
IPCA	IPCA + from 4.42% to 5.8%	(b)	1,293,708	1,367,428	2019 a 2027	CPFL Energia guarantee
			8,268,796	8,566,274

	Borrowing costs (*)		(44,595)	(59,796)

Measured at fair value - Post fixed
IPCA	IPCA + 5.80%	(b)	433,936	426,989	2024 a 2026	CPFL Energia guarantee

	Fair value measurement		42,251	7,378

	Total		8,700,387	8,940,845

Some debentures hold swaps converting IPCA variation to CDI variation. For further information about the considered rates, see note 33.

Effective rates:
(a) From 104.68% to 110.77% of CDI | CDI + from 0.76% to 0.89%
(b) IPCA + 4.84% to 6,31%
(c) TJLP + 3.48%

(*) In accordance with CPC 48/IFRS 9 this refers to borrowing costs directly attributable to the issuance of the respective debts.

As shown in the table above, the Group classifies its debentures as (i) financial liabilities measured at amortized cost; and (ii) financial liabilities measured at fair value through profit or loss.

The classification of debentures measured at fair value as financial liabilities is aimed at reducing the accounting mismatching of the effects of the recognition of gains and losses derived from the fair value measurement of hedging derivatives linked to such debentures, in order to obtain a more relevant and consistent accounting information. At September 30, 2019, the balance of debentures designated at fair value totaled R$ 476,187 (R$ 434,367 at December 31, 2018).

The changes in the fair values of these debentures are recognized in the Group finance income (expense), except for the fair value changes in credit risk, which is recognized in other comprehensive income. At September 30, 2019, the accumulated losses obtained from the fair value measurement of such debentures amounted to R$ 42,251 (R$ 7,378 at December 31, 2018) which, offset by the gains obtained from the fair value measurement of the derivative instruments of R$ 62,784 (R$ 21,012 at December 31, 2018), undertaken to hedge the interest rate changes (note 33), generated a total net gain of R$ 20,533 (R$ 13,634 at December 31, 2018).

The maturities of the principal of debentures recognized in noncurrent liabilities are as follows:

Maturity	Consolidated
From October 1st, 2020	281,278
2021	1,187,248
2022	1,721,693
2023	2,417,536
2024	1,926,230
2025 to 2029	539,469
Subtotal	8,073,454
Fair value measurement	42,251
Total	8,115,705

Main additions in the period:

			Released (R$ thousand)

Category Subsidiary	Issue	Quantity issued	in 2019	Net of fundraising costs	Interest	Repayment	Annual rate	Effective annual rate
Local currency - CDI
CPFL Brasil	5th issue 1st series	105,000	105,000	104,833	Semiannual	Bullet in December 2019	103.6% of CDI	106.82% of CDI
CPFL Brasil	5th issue 2nd series	220,000	220,000	219,651	Semiannual	2 annual installments from January 2023	108.25% of CDI	109.06% of CDI
CPFL Paulista	10th issue	1,380,000	1,380,000	1,378,595	Semiannual	2 annual installments from May 2023	107% of CDI	107.84% of CDI
CPFL Piratininga	11th issue	215,000	215,000	214,697	Semiannual	2 annual installments from May 2023	107% of CDI	107.84% of CDI
CPFL Santa Cruz	3rd issue	190,000	190,000	189,702	Semiannual	Bullet in May 2022	107% of CDI	107.84% of CDI
RGE	10th issue	740,000	740,000	739,206	Semiannual	2 annual installments from May 2023	107% of CDI	107.84% of CDI
CPFL Renováveis	9th issue 1st series	30,000	300,000	299,955	Semiannual	Bullet in November 2022	104.75% of CDI	105.45% of CDI
CPFL Renováveis	9th issue 2nd series	53,800	538,000	537,815	Semiannual	3 semiannual installments from November 2022	106% of CDI	106.66% of CDI
			3,688,000	3,684,454

The amounts obtained from the main additions were used in the investment plan, refinancing of debts and improvement working capital of subsidiaries.

Pre-payment

In the nine-month period of 2019, R$ 3,551,036 of debenture were paid in advance, whose due dates were from December 2020 to February 2021.

RESTRICTIVE COVENANTS

The debenture agreements are subject to certain restrictive covenants, including covenants that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last measurement period.

Ratios required in the consolidated financial statements of CPFL Energia

Debentures issued in 2019 are subject to the following covenants:

•         Debt indebtedness divided by EBITDA maximum of 3.75 and ;

•         EBITDA divided by the financial result minimum of 2.25.

The details of the restrictive conditions for other debentures are presented in the Financial Statements of December 31, 2018.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. All covenants, financial and non-financial clauses are properly complied, in the opinion of the Group´s Management.

(19)   PRIVATE PENSION PLAN

The subsidiaries sponsor supplementary retirement and pension plans for their employees, the characteristics of which are described in note 18 to the financial statements for the year ended December 31, 2018.

19.1Movements in the defined benefit plans

The movements in net liability occurred in the period are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plan 1 (*)	Plan 2
Net actuarial liability at December 31, 2018	907,807	210,744	21,129	-	89,922	1,229,600
Expenses (income) recognized in the statement of profit or loss	58,483	17,033	1,419	(133)	8,520	85,322
Sponsors' contributions transferred during the period	(70,350)	(26,086)	(1,225)	(5,379)	(4,870)	(107,910)
Effect of asset ceiling	-	-	-	5,512	-	5,512
Net actuarial liability at September 30, 2019	895,940	201,691	21,323	-	93,571	1,212,524
Other contributions						12,424
Total liability						1,224,948

Current						123,486
Noncurrent						1,101,463

The income and expenses recognized as cost of the operation are shown below:

	9 months 2019
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Sul (RGE)		Total
				Plan 1 (*)	Plan 2
Service cost	693	4,086	63	139	1,964	6,945
Interest on actuarial obligations	336,879	93,795	7,881	25,757	40,760	505,072
Expected return on plan assets	(279,090)	(80,847)	(6,525)	(28,125)	(34,204)	(428,791)
Effect of asset ceiling	-	-	-	2,096	-	2,096
Total expense (income)	58,483	17,033	1,419	(133)	8,520	85,322

	9 months 2018
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
				Plan 1	Plan 2
Service cost	627	3,273	60	132	2,094	6,186
Interest on actuarial obligations	315,813	85,971	7,581	25,164	36,165	470,694
Expected return on plan assets	(269,691)	(76,965)	(6,477)	(26,964)	(30,876)	(410,973)
Effect of asset ceiling	-	-	-	1,527	-	1,527
Total expense (income)	46,747	12,279	1,165	(141)	7,383	67,432

(*) Plan 1 was recorded at the dissolved RGE until the merger of the distribution companies as of October 31, 2018, as mentioned in note 12.6.1 of financial statements of December 31, 2018.

(20)   REGULATORY LIABILITIES

	Consolidated
	September 30, 2019	December 31, 2018
Financial compensation for the use of water resources	699	1,701
Global reversal reserve - RGR	17,277	17,288
ANEEL inspection fee -TFSEE	7,778	5,470
Tariff flags and others	221,299	126,196
Total	247,053	150,656

Tariff flags and others – Refer basically to the amount to be passed through to the Centralizing Account of Tariff Flag Resources (“CCRBT”), whose amount receivable was recognized through the issue of electricity bills (note 26.4).

(21)   TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	September 30, 2019	December 31, 2018
Current
IRPJ (corporate income tax)	95,149	73,058
CSLL (social contribution on net income)	33,537	27,392
Income tax and social contribution	128,686	100,450

ICMS (State VAT)	366,136	430,149
PIS (tax on revenue)	32,496	30,760
COFINS (tax on revenue)	160,911	152,945
Other taxes	43,605	51,135
Other taxes	603,149	664,989

Total current	731,835	765,438

Noncurrent
ICMS (State VAT)	796	772
PIS/COFINS payment	792	8,919
Other taxes	1,588	9,691

Total noncurrent	1,588	9,691

(22)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	September 30, 2019		December 31, 2018
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits

Labor	213,985	99,820	219,314	103,760

Civil	261,720	85,191	281,304	99,604

Tax
FINSOCIAL	45,601	101,515	39,727	99,146
Income Tax	163,221	436,652	154,717	401,381
Other	55,337	153,361	195,379	150,472
	264,159	691,528	389,823	650,999

Other	81,169	-	88,920	12

Total	821,032	876,539	979,360	854,374

The movements in the provision for tax, civil, labor and other risks are shown below:

	Consolidated
	December 31, 2018	Additions	Reversals	Payments	Monetary adjustment	September 30, 2019
Labor	219,314	51,376	(22,398)	(52,064)	17,759	213,985
Civil	281,304	73,057	(31,480)	(78,665)	17,505	261,720
Tax	389,823	27,759	(3,068)	(167,958)	17,602	264,159
Other	88,920	6,571	(2,532)	(14,371)	2,581	81,169
Total	979,360	158,762	(59,479)	(313,060)	55,448	821,032

The provision for tax, civil, labor and other risks was based on the assessment of the risks of losing the lawsuits to which the Group is part, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Management of the Group.

In September 2019, with the revocation of the injunction suspending enforceability of PIS and COFINS levy on finance income, the subsidiaries till then benefitted by it, paid PIS/COFINS amounting to R$164,526 within the term of 30 days after being communicated of such revocation.

The details of the nature of the provision for tax, civil, labor and other risks and escrow deposits are presented in the note 21 of the financial statements at December 31, 2018.

Possible losses

The Group is part to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible due to a solid defensive position in these cases, therefore no provision was recognized. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote.

The claims relating to possible losses at September 30, 2019 and December 31, 2018 were as follows:

	Consolidated
	September 30, 2019	December 31, 2018

Labor	793,185	786,901	Work accidents, risk premium for dangerousness at workplace and overtime
Civil	1,805,136	1,630,630	Personal injury and overfed tariffs
Tax	6,947,151	6,199,589	INSS, ICMS, FINSOCIAL, PIS and COFINS, Social Contribution and Income tax
Regulatory	79,045	139,593	Technical, commercial and economic-financial supervisions
Total	9,624,517	8,756,713

Tax – One of the main issues refers to the discussions on the deductibility for income tax of the expenses recognized in 1997 in connection with the debt novation relating to the pension plan of employees of the subsidiary CPFL Paulista with Fundação CESP ("FUNCESP") in the estimated amount of R$ 1,226,226. In addition, there is a discussion regarding the interest incurred on the escrow deposit withdrawn by the Company in the amount of R$ 245,994 and that is deposited into court.  Further to such deposit, there are escrow deposits in the amount of R$ 22,079 and financial guarantee (insurance and letters of guarantee), under the terms required by the relevant procedural law.  On May 23, June 6 and September 17, 2019, unfavorable rulings on the special appeal filed by the Company were rendered by the Second Panel of Judges of the Higher Court of Justice (STJ). These rulings have not yet been fully published, and the Company, when it has access to the decision, may evaluate the applicable appeals still at the level of the STJ. Additionally, the Company has an extraordinary appeal in the initial stage at the Federal Supreme Court (STF). Consequently, based on the current stage of the appeal, both at the STJ and at the STF, and based on the opinion of its legal advisors, the Company remains confident in the legal grounds consubstantiating the appeal and will continue to defend its arguments before the judiciary branch, assessing the chances of loss as not probable, and will continue to try to avoid possible cash outflows should it be required to replace existing judicial guarantees with cash deposits.

With respect to labor contingencies, the Group informs that, as described in note 21 to the financial statements as of December 31, 2018, there is a discussion regarding the possibility of changing the adjustment index adopted by the Labor Court, and the discussion status has not changed since then the rate currently used remains valid.

Based on the opinion of their outside legal counselors, the Group’s management believes that the amounts provided for reflect the current best estimate.

(23)   OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Consumers and concessionaires	102,277	93,612	180,370	47,831
Energy efficiency program - PEE	224,875	183,225	77,299	120,563
Research & Development - P&D	88,108	110,495	117,102	72,941
EPE / FNDCT / PROCEL (*)	48,772	38,052	-	-
Reversion fund	1,712	1,712	13,043	14,327
Advances	321,848	197,470	43,796	48,724
Tariff discounts - CDE	109,296	96,819	-	-
Provision for socio environmental costs	23,063	22,489	133,121	110,261
Payroll	11,573	15,674	-	-
Profit sharing	67,348	95,502	10,633	20,575
Collection agreements	81,982	85,018	-	-
Business combination	7,824	7,598	-	-
Others	34,569	31,630	45,568	40,174
Total	1,123,247	979,296	620,933	475,396

(*) EPE - Energy Research Company, FNDCT - National Fund for Scientific and Technology Development, PROCEL - National Electric Energy Conservation Program

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before the energy or service has actually been provided or delivered.

(24)   EQUITY

The shareholders’ interest in the Company’s equity at September 30, 2019 and December 31, 2018 is shown below:

	Number of shares
	September 30, 2019		December 31, 2018
Shareholders	Common shares	Interest %	Common shares	Interest %
State Grid Brazil Power Participações S.A.	730,435,698	63.39%	730,435,698	71.76%
ESC Energia S.A.	234,086,204	20.32%	234,086,204	23.00%
Members of the Executive Board	189	0.00%	189	0.00%
Other shareholders	187,732,349	16.29%	53,392,655	5.25%
Total	1,152,254,440	100.00%	1,017,914,746	100.00%

The details of the items included in equity are described in the financial statements for the year ended December 31, 2018.

24.1   Public Offering of Shares

On April 2, 2019, the Company informed B3 S.A. - Brasil, Bolsa, Balcão of its intention to carry out a public offering of common shares ("Offering"), and on April 18, 2019, B3 approved its request for extension of the term to reach a minimum percentage of outstanding (free float) shares in the market of 15% of the Company's total capital up to October 31, 2019. On April 24, 2019, a Material Fact was disclosed by the Company, stating that it had filed a Registration Statement on Form F-3 ("Form F-3") with the Securities and Exchange Commission ("SEC"), allowing the Company to carry out certain public offerings of common shares issued by it in the United States, including as American Depositary Shares ("ADS").

On June 12, 2019, following the announcements previously made, the Company disclosed in a Material Fact that the Board of Directors had approved, within the scope of the Offering and pursuant to CVM Instruction 476, a price per share of R$ 27.50 and the Company's capital increase amounting to R$ 3,212,471, through the issue of 116,817,126 new shares. As a result, capital increased from R$ 5,741,284 to R$ 8,953,755 and the total number of registered common shares with no par value increased from 1,017,914,746 to 1,134,731,872. On June 27, 2019, the number of shares was increased by a supplementary lot of 15% of the total shares initially offered (without considering the Additional Lot), i.e., 17,522,568 common Company-issued shares under the same conditions and price of the shares initially offered, increasing the total number of shares to 1,152,254,440. On June 28, 2019, these shares were settled, totaling R$ 481,871 from the capital increase, increasing capital to R$ 9,435,626 at September 30, 2019.

The issue costs totaled R$ 46,648, net of tax effects, up to September 30, 2019.

The Offering was carried out, simultaneously: (i) with restricted efforts of placement in Brazil, in the non-organized over-the-counter market, under the coordination of Banco Itaú BBA S.A. ("Lead Coordinator") and Santander (Brazil) S.A., Bradesco BBI S.A., Banco BTG Pactual S.A. and Morgan Stanley S.A. (which together with the Lead Manager were the "Offering Coordinators"), including efforts to place shares abroad by "International Placement Agents", exclusively with Foreign Investors registered with the CVM and investing in Brazil; and (ii) abroad, under the coordination of Itau BBA USA Securities, Inc., Santander Investment Securities Inc., Bradesco Securities Inc., Banco BTG Pactual SA - Cayman Branch and Morgan Stanley & Co. LLC (collectively the "International Offering Coordinators"), carried out in the United States of America in the form of ADSs, represented by ADRs, listed and admitted for trading on the New York Stock Exchange ("NYSE"). There was no reallocation of shares between the Brazilian Offering and the International Offering, due to the demand verified in Brazil and abroad during the course of the Offering and, therefore, there was no allocation of ADSs in the context of the International Offering, and therefore, all the shares were distributed under the Brazilian Offering.

(25)   EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share for the quarters and nine months periods ended at September 30, 2019 and 2018 was based on the profit of the period attributable to controlling shareholder and the weighted average number of common shares outstanding in the period:

	3rd quarter 2019		9 months 2019		3rd quarter 2018	9 months 2018
Numerator
Profit attributable to controlling shareholders	676,957		1,861,036		553,728	1,453,225
Denominator
Weighted average number of shares held by shareholders	1,152,254,440	(**)	1,066,295,074	(**)	1,017,914,746	1,017,914,746

Earnings per share - basic	0.59		1.75		0.54	1.43

Numerator
Profit attributable to controlling shareholders	676,957		1,861,036		553,728	1,453,225
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(7,008)		(7,008)		-	(2,661)
Profit attributable to controlling shareholders	669,950		1,854,028		553,728	1,450,564

Denominator
Weighted average number of shares held by shareholders	1,152,254,440	(**)	1,066,295,074	(**)	1,017,914,746	1,017,914,746

Earnings per share - diluted	0.58		1.74		0.54	1.43

(*) Proportional to the percentage of participation of the Company in the subsidiaries.
(**) Considering events occurred in June 12th and 28th, 2019, related to the Company´s IPO process (note 24.1).

The numerator dilutive effect in the calculation of diluted earnings per share takes into consideration the dilutive effect from the debentures convertible into shares issued by indirect subsidiaries of the Company (note 18). These financial instruments reduce the amount of earnings available to the Company’s controlling shareholders. The effects were calculated taking into account the assumption that said debentures would be converted into common shares of the subsidiaries at the beginning of the period.

(26)   NET OPERATING REVENUE

	Consolidated
	2019		2018
Revenue from Eletric Energy Operations	3rd quarter	Nine months	3rd quarter	Nine months
Consumer class
Residential	3,596,757	11,177,109	3,484,125	9,883,976
Industrial	1,330,904	3,846,684	1,389,034	3,815,006
Commercial	1,526,556	4,837,452	1,478,758	4,392,626
Rural	336,818	1,028,699	345,839	1,004,114
Public administration	224,693	688,011	223,098	638,196
Public lighting	223,743	617,644	218,778	557,672
Public services	317,087	907,179	318,919	836,332
Billed	7,556,558	23,102,779	7,458,552	21,127,922
Unbilled (net)	119,223	110,513	13,137	983
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers	(3,032,127)	(9,248,991)	(2,651,507)	(8,210,128)
Electricity sales to final consumers	4,643,653	13,964,301	4,820,182	12,918,777

Furnas Centrais Elétricas S.A.	148,623	429,980	137,270	407,134
Other concessionaires and licensees	1,152,435	3,060,113	1,140,577	2,707,256
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers	(32,529)	(100,984)	(24,720)	(66,788)
Spot market energy	486,704	966,637	550,116	1,029,527
Electricity sales to wholesalers	1,755,233	4,355,746	1,803,243	4,077,129

Revenue due to Network Usage Charge - TUSD - Captive Consumers	3,064,656	9,349,975	2,676,227	8,276,916
Revenue due to Network Usage Charge - TUSD - Free Consumers	838,882	2,438,164	677,647	1,931,807
(-) Compensation for non-fulfilment of technical indicators	(17,220)	(66,124)	(10,393)	(40,214)
Revenue from construction of concession infrastructure	561,861	1,488,441	462,838	1,203,453
Sector financial asset and liability (Note 8)	238,278	(64,548)	1,088,508	1,942,754
Concession financial asset - fair value adjustment (Note 10)	63,213	236,000	99,089	302,498
Energy development account - CDE - Low-income, Tariff discounts - judicial injunctions, and other tariff discounts	351,996	1,119,004	407,132	1,161,621
Other revenues and income	164,296	435,674	149,831	537,976
Other operating revenues	5,265,962	14,936,586	5,550,879	15,316,811
Total gross operating revenue	11,664,848	33,256,634	12,174,303	32,312,716

Deductions from operating revenues
ICMS	(1,637,355)	(5,046,961)	(1,589,080)	(4,514,384)
PIS	(176,333)	(503,826)	(189,385)	(501,919)
COFINS	(812,233)	(2,320,214)	(872,393)	(2,312,034)
ISS	(4,881)	(14,617)	(4,427)	(11,974)
Energy development account - CDE	(946,687)	(2,990,897)	(1,010,036)	(2,829,494)
Research and development and energy efficiency programs	(56,460)	(165,466)	(60,241)	(161,154)
PROINFA	(44,031)	(126,918)	(38,461)	(111,956)
Tariff flags and others	(229,233)	(141,670)	(271,344)	(394,675)
Fee for the use of water resources - CFURH	(1,532)	(7,017)	-	-
Other	(9,622)	(28,815)	(8,650)	(24,820)
	(3,918,367)	(11,346,400)	(4,044,018)	(10,862,411)
Net operating revenue	7,746,482	21,910,234	8,130,285	21,450,306

	2019		2018
Revenue from operations with electricity - in GWh	3rd quarter	Nine months	3rd quarter	Nine months
Consumer class
Residential	4,632	15,037	4,627	14,704
Industrial	3,330	9,784	3,529	10,297
Commercial	2,378	7,836	2,306	7,579
Rural	711	2,385	806	2,820
Public administration	332	1,079	335	1,081
Public lighting	517	1,531	505	1,499
Public services	570	1,736	594	1,738
Billed	12,470	39,389	12,703	39,719
Own consumption	8	26	8	26
Electricity sales to final consumers	12,478	39,415	12,712	39,745

Furnas Centrais Elétricas S.A.	725	2,150	725	2,150
Other concessionaires and licensees	4,903	13,592	4,979	12,835
Spot market energy	2,323	4,724	1,563	3,152
Electricity sales to wholesalers	7,951	20,466	7,267	18,138

	Consolidated
Nº of consumers	September 30, 2019	September 30, 2018
Consumer class
Residential	8,681,330	8,494,251
Industrial	57,527	58,634
Commercial	530,380	535,049
Rural	362,676	361,108
Public Administration	61,543	60,667
Public Lighting	11,954	11,556
Public Services	10,450	10,163
Total	9,715,860	9,531,428

26.1  Adjustment of revenues from excess demand and excess reactive power

The information related to accounting and historical are described in note 25.1 of financial statements of December 31, 2018.

26.2  Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

		2019		2018
Distributor	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	12.02%	8.66%	12.68%	16.90%
CPFL Piratininga	October (b)	1.88%	-7.80%	20.01%	19.25%
RGE	June	10.05% (d)	8.63%	21.27%	20.58%
RGE Sul (RGE)	June	10.05% (d)	1.72%	18.45%	22.47%
CPFL Santa Cruz	March	13.70%	13.31%	(c)	(c)

(a)   Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.

(b)   As described in note 35.1, in October 2019 there was RTA to the subsidiary CPFL Piratininga.

(c)   For 2018, as mentioned in note 25.2 of financial statements of December 31, 2018, the average annual tariff adjustment of CPFL Santa Cruz was 5.71%, 4.41% regarding the economic tariff adjustment and 1.30% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are:

	Jaguari	Mococa	Leste Paulista	Sul Paulista	Santa Cruz
Effect perceived by consumers	21.15%	3.40%	7.03%	7.50%	5.32%

(d)      On June 18, 2019, the ANEEL published REH No. 2,557, which set the average annual tariff adjustment of RGE, effective as of June 19, 2019, at 10.05%, 0.05% regarding the economic tariff adjustment and 10.00% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are 8.63% for the original concession of RGE and 1.72% to the original concession of RGE Sul.

26.3 Energy Development Account (CDE) – Low income, other tariff subsidies and tariff discounts - injunctions

All details on the CDE contribution are disclosed in notes 25.3 to the financial statements as of December 31, 2018.

In the nine months period of 2019, revenue of R$ 1,119,004 was recognized (R$ 1,161,621 in the nine months period of 2018), considering (i) R$ 55,732 for low-income subsidy (R$ 58,984 in the nine months period of 2018), (ii) R$ 940,390 for other tariff discounts (R$ 1,034,722 in the nine months period of 2018), and (iii) R$ 122,883 for tariff discounts – CCRBT injunctions and subsidy (R$ 67,915 in the nine months period of 2018). These items were recognized against other assets in the line item Receivables – CDE (note 11) and other payables in line item Tariff discounts – CDE (note 23)

26.4 Tariff flags

Effective as from January 1, 2015, the Tariff Flags system, created through REN ANEEL No. 547/2013, seeks primarily to indicate to consumers the conditions of electric power generation in the National Interconnected System - SIN. A green flag indicates favorable conditions and the tariff does not increase. A yellow flag indicates less favorable conditions and a red flag, separated into two levels, is triggered under more critical conditions. For each 100 KWh consumed, before tax effects, a yellow flag results in increases of around R$ 1.34 in the tariff, while a red flag, depending on the level, results in around R$ 4.17 (level 1) and around R$ 6.24 (level 2) increase. The amounts informed are effective as from November 1, 2019, and were regulated by REH ANEEL No. 2628/2019.

In the nine months period of 2019, ANEEL approved the Tariff Flags billed from November 2018 to July 2019. The amount approved in this period was R$ 186,645 and the net amount received from CCRBT was R$ 75,807 (R$ 122,285 received and R$ 46,478 paid), amounting R$ 262,452 used to offset part of the sector financial asset and liability (note 8). The amount of R$ 221,288 with respect to the tariff flag billed for August and September 2019, was not approved and is recorded in regulatory fees (note 20).

26.5 Energy development account (“CDE”)

ANEEL, by means of Ratifying Resolution (“REH”) No. 2,510 of December 18, 2018, amended by REH No. 2,368 of February 9, 2018, established the definitive annual quotas of CDE for the year 2019. These quotas comprise: (i) annual quota of the CDE – USAGE account; and (ii) quota of the CDE – Energy account, (final settlements finished in March 2019), related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014, charged from consumers and passed on to the CDE Account in up to five years from the RTE of 2015. ANEEL, by means of REH n° 2,521 of March 20, 2019, ANEEL established the payment in advance of quota intended for the amortization of the ACR Account, due to its positive balance, with payment and pass through to the CDE Account for March 2019 to August 2019, cancelling the previously REH nº 2,231 of 2017.

(27)   COST OF ELECTRIC ENERGY

	Consolidated
	2019		2018
Electricity Purchased for Resale	3rd quarter	Nine months	3rd quarter	Nine months
Itaipu Binacional	751,510	2,101,706	750,502	2,025,308
PROINFA	99,079	302,938	81,977	250,095
Energy purchased through auction in the regulated market and bilateral contracts and spot market	3,711,248	10,387,173	4,659,996	11,077,318
PIS and COFINS credit	(411,576)	(1,082,529)	(489,642)	(1,185,978)
Subtotal	4,150,261	11,709,289	5,002,833	12,166,742

Electricity Network Usage Charge
Basic network charges	543,646	1,530,440	487,066	1,630,075
Transmission from Itaipu	74,105	210,638	70,748	198,402
Connection charges	40,363	133,730	45,840	116,243
Charges for use of the distribution system	11,484	35,994	13,225	34,647
System service charges - ESS net of coner pass trough (*)	(6,586)	(28,817)	(178,222)	(138,472)
Reserve energy charges - EER	28,961	122,553	(279)	134,933
PIS and COFINS credit	(62,832)	(182,051)	(39,749)	(189,350)
Subtotal	629,141	1,822,487	398,629	1,786,478

Total	4,779,402	13,531,776	5,401,462	13,953,219

(*) Energy reserve account.

	Consolidated
	2019		2018
Electricity Purchased for Resale - in GWh	3rd quarter	Nine months	3rd quarter	Nine months
Itaipu Binacional	2,776	8,241	2,806	8,310
PROINFA	284	807	282	806
Energy purchased through auction in the regulated market, bilateral contracts and spot market	16,746	49,328	14,956	45,542
Total	19,806	58,376	18,044	54,659

(28)      OTHER OPERATING COSTS AND EXPENSES

	3rd quarter
	Parent company
					Operating Expenses
	Cost of operation		Cost of services rendered to third parties		Selling expenses		General and administrative expenses		Other operating expenses		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Personnel	229,101	220,028	1	-	42,212	43,873	92,369	80,188	-	-	363,683	344,089
Private Pension Plans	29,020	22,477	-	-	-	-	-	-	-	-	29,020	22,477
Materials	65,740	56,796	294	199	2,606	2,753	2,368	2,309	-	-	71,008	62,057
Third party services	55,045	45,288	748	659	42,569	41,483	73,595	74,480	-	-	171,957	161,910
Costs of infrastructure construction	-	-	560,882	462,799	-	-	-	-	-	-	560,882	462,799
Others	25,182	26,521	(3)	(1)	25,785	22,329	68,417	85,098	54,163	35,302	173,545	169,249
Collection fees	-	-	-	-	25,460	22,058	-	-	-	-	25,460	22,058
Leases and rentals	12,641	11,411	-	-	-	-	4,888	5,512	-	-	17,529	16,923
Publicity and advertising	4	8	-	-	-	-	6,166	4,813	-	-	6,170	4,821
Legal, judicial and indemnities	-	-	-	-	-	-	55,180	68,852	-	-	55,180	68,852
Donations, contributions and subsidies	614	562	-	-	-	-	915	1,045	-	-	1,529	1,607
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	51,926	35,309	51,926	35,309
Others	11,924	14,540	(3)	(1)	325	271	1,268	4,876	2,237	(7)	15,751	19,679
Total	404,088	371,111	561,923	463,655	113,171	110,438	236,749	242,075	54,163	35,302	1,370,094	1,222,581

	Nine months
	Parent company
					Operating Expenses
	Cost of operation		Cost of services rendered to third parties		Selling expenses		General and administrative expenses		Other operating expenses		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Personnel	697,805	662,516	2	-	128,013	127,140	251,650	244,566	-	-	1,077,470	1,034,222
Private Pension Plans	85,322	67,432	-	-	-	-	-	-	-	-	85,322	67,432
Materials	189,971	166,750	734	552	7,456	6,676	5,844	14,058	-	-	204,005	188,036
Third party services	161,912	148,794	1,909	1,706	128,984	121,223	222,611	226,840	-	-	515,416	498,563
Costs of infrastructure construction	-	-	1,487,416	1,203,405	-	-	-	-	-	-	1,487,416	1,203,405
Others	55,770	52,167	(5)	(5)	75,753	62,112	167,367	153,439	119,230	81,833	418,115	349,546
Collection fees	-	-	-	-	74,576	62,724	-	-	-	-	74,576	62,724
Leases and rentals	37,794	32,776	-	-	-	-	15,403	16,622	-	-	53,197	49,398
Publicity and advertising	8	9	-	-	-	-	14,495	11,014	-	-	14,503	11,023
Legal, judicial and indemnities	-	-	-	-	-	-	126,154	112,603	-	-	126,154	112,603
Donations, contributions and subsidies	790	596	-	-	-	-	2,774	3,213	-	-	3,564	3,809
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	112,828	87,719	112,828	87,719
Impairment reversal	-	-	-	-	-	-	-	-	-	(5,837)	-	(5,837)
Others	17,178	18,786	(5)	(5)	1,177	(612)	8,541	9,987	6,402	(49)	33,293	28,107
Total	1,190,780	1,097,659	1,490,056	1,205,658	340,205	317,151	647,472	638,904	119,230	81,833	3,787,743	3,341,204

(29)   FINANCIAL INCOME (COSTS)

	Consolidated
	2019		2018
	3rd quarter	Nine months	3rd quarter	Nine months
Financial income
Income from financial investments	108,043	215,954	54,792	175,598
Late payment interest and fines	82,989	233,632	70,170	203,103
Adjustment for inflation of tax credits	8,232	11,495	7,798	12,560
Adjustment for inflation of escrow deposits	9,093	26,840	10,277	28,083
Adjustment for inflation and exchange rate changes	20,371	52,013	21,658	50,766
Discount on purchase of ICMS credit	7,132	17,252	5,622	24,617
Adjustments to the sector financial asset (note 8)	25,334	72,818	22,896	44,711
PIS and COFINS on other finance income	(13,353)	(35,467)	(11,756)	(34,613)
Others	32,287	123,524	31,131	73,993
Total	280,129	718,061	212,587	578,817

Finance costs
Interest on debts	(287,119)	(878,874)	(321,098)	(1,002,617)
Adjustment for inflation and exchange rate changes	(55,947)	(233,482)	(136,423)	(299,148)
(-) Capitalized interest	6,976	18,594	7,475	20,284
Adjustments to the sector financial liability ( note 8)	-	-	2,521	-
Use of public asset	(2,822)	(9,647)	(5,196)	(13,691)
Others	(73,575)	(178,375)	(38,840)	(115,811)
Total	(412,487)	(1,281,783)	(491,560)	(1,410,983)

Finance cost, net	(132,358)	(563,722)	(278,973)	(832,166)

In line item of monetary adjustment and exchange rate changes, the expense includes the net effects of gains of R$ 409,012 in the nine-month period of 2019 (R$ 870,138 in the  nine months period of 2018) on derivative instruments (note 33).

(30)   SEGMENT INFORMATION

Nine months 2019	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Subtotal	Other (*)	Elimination	Total
Net operating revenue	17,802,995	519,064	983,393	2,538,616	63,855	21,907,923	2,310	-	21,910,234
(-) Intersegment revenues	33,869	371,698	361,149	3,472	386,732	1,156,920	-	(1,156,920)	-
Cost of electric energy	(11,552,425)	(90,517)	(225,895)	(2,433,708)	-	(14,302,545)	-	770,769	(13,531,776)
Operating costs and expenses	(3,585,797)	(82,318)	(291,522)	(31,299)	(343,933)	(4,334,869)	(33,891)	386,151	(3,982,609)
Depreciation and amortization	(590,498)	(89,156)	(483,953)	(1,474)	(18,256)	(1,183,337)	(47,194)	-	(1,230,531)
Income from electric energy service	2,108,144	628,772	343,171	75,607	88,398	3,244,092	(78,774)	-	3,165,318
Equity	-	257,339	-	-	-	257,339	-	-	257,339
Finance income	461,587	35,926	141,371	29,556	3,988	672,427	67,947	(22,313)	718,061
Finance cost	(635,609)	(162,314)	(456,871)	(46,244)	(3,008)	(1,304,045)	(51)	22,313	(1,281,783)
Profit (loss) before taxes	1,934,122	759,723	27,671	58,920	89,378	2,869,813	(10,878)	-	2,858,936
Income tax and social contribution	(707,131)	(135,231)	(35,305)	(19,343)	(26,281)	(923,291)	(43,875)	-	(967,166)
Profit (loss) for the period	1,226,991	624,492	(7,634)	39,577	63,097	1,946,523	(54,753)	-	1,891,770
Purchases of PP&E and intangible assets	1,435,539	18,041	94,612	1,855	30,472	1,580,519	1,719	-	1,582,238

Nine months 2018	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Subtotal	Other (*)	Elimination	Total
Net operating revenue	17,301,241	499,617	1,071,568	2,531,852	46,027	21,450,305	-	-	21,450,306
(-) Intersegment revenues	5,663	359,794	348,667	1,803	333,677	1,049,604	-	(1,049,604)	-
Cost of electric energy	(11,917,907)	(67,625)	(261,682)	(2,420,352)	-	(14,667,567)	-	714,347	(13,953,219)
Operating costs and expenses	(3,111,095)	(73,053)	(248,216)	(31,285)	(300,574)	(3,764,223)	(25,975)	335,257	(3,454,942)
Depreciation and amortization	(570,361)	(87,618)	(467,870)	(1,795)	(16,821)	(1,144,465)	(154)	-	(1,144,618)
Income from electric energy service	1,707,540	631,115	442,466	80,223	62,309	2,923,654	(26,128)	-	2,897,525
Equity	-	240,982	-	-	-	240,982	-	-	240,982
Finance income	413,535	54,899	94,610	32,122	4,458	599,624	15,996	(36,803)	578,817
Finance cost	(662,568)	(259,824)	(469,410)	(45,379)	(5,106)	(1,442,287)	(5,499)	36,803	(1,410,983)
Profit (loss) before taxes	1,458,507	667,171	67,667	66,966	61,661	2,321,973	(15,632)	-	2,306,341
Income tax and social contribution	(537,381)	(131,776)	(55,682)	(24,032)	(15,489)	(764,360)	857	-	(763,503)
Profit (loss) for the period	921,126	535,395	11,985	42,934	46,172	1,557,613	(14,774)	-	1,542,839
Purchases of PP&E and intangible assets	1,152,468	5,785	173,956	2,136	35,034	1,369,379	465	-	1,369,844

(*) Other – refer basically to assets and transactions which are not related to any of the identified segments.

(31)   RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders, related party information and main transactions are disclosed in note 30 of the financial statements of December 31, 2018

The total compensation of key management personnel in the nine-month period of 2019, in accordance with CVM Decision 560/2008, was R$ 53,888 (R$ 57,440 in the nine-month period of 2018). This amount comprises R$ 52,000 (R$ 56,018 in the nine months period of 2018) in respect of short-term benefits and R$ 1,532 (R$ 1,478 in the nine months period of 2018) of post-employment benefits and R$ 356 of other long-term benefits.  (R$ 56 related to other long-term benefits in the nine-month period of 2018).

The intercompany loan balance in the parent company, in the amount of R$ 425,194, mainly refers to the intercompany loan with subsidiary CPFL Renováveis, maturing up to July 2020 and bearing 107% of CDI interest.

Transactions with entities under common control basically refers to transmission system charge paid by the Company’s subsidiaries to the direct or indirect subsidiaries of State Grid Corporation of China.

Transactions involving controlling shareholders, entities under common control or significant influence and joint ventures:

	Consolidated
	ASSETS		LIABILITIES		INCOME		EXPENSES
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	9 months 2019	9 months 2018	9 months 2019	9 months 2018

Advances
BAESA – Energética Barra Grande S.A.	-	-	-	657	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	-	930	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	1,155	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	-	418	-	-	-	-

Energy purchase and sale and charges
Entities under common control (State Grid Corporation of China subsidiaries)	-	-	805	16	-	-	132,972	117,477
BAESA – Energética Barra Grande S.A.	-	-	3,714	2,993	10	-	18,236	38,371
Foz do Chapecó Energia S.A.	1,716	-	43,120	41,850	15,633	-	367,599	371,501
ENERCAN - Campos Novos Energia S.A.	973	943	61,803	78,639	8,668	8,075	270,567	267,488
EPASA - Centrais Elétricas da Paraiba	-	-	5,884	13,397	2	-	64,619	118,043

Intangible assets, property, plant and equipment, material and service rendered
Entities under common control (State Grid Corporation of China subsidiaries)	-	-	-	-	-	-	77	-
BAESA – Energética Barra Grande S.A.	161	2	-	-	1,695	1,228	-	-
Foz do Chapecó Energia S.A.	5	15	-	-	1,598	1,396	-	-
ENERCAN - Campos Novos Energia S.A.	3	2	-	-	1,477	12	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	-	534	-	-	347	226	-	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	9,752	3	-	-	-	-	-	-
Chapecoense Geração S.A.	-	33,733	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	70,648	65,010	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	17,917	-	-	-	-	-	-	-

Other
Instituto CPFL	-	-	-	-	-	-	2,771	3,657

(32)      RISK MANAGEMENT

Except for the changes disclosed below, the information about the risk management structure and the main risk factors that affect the Group’s business are disclosed in note 32 to the financial statements for the year ended December 31, 2018.

The Group follows operating and financial policies and strategies in order to ensure liquidity, security and profitability of its assets. These include procedures for controlling and monitoring transactions and balances of financial instruments, so as to monitor risks and interest rates compared to those observable in the market. Such potential impact, stemming from volatility of risk factors and their effects, is periodically assessed to provide support for the decision-making process in connection with the risk management strategy, which may include financial instruments and derivatives.

The financial instruments portfolio is monitored monthly, thus allowing finance results to be monitored together with their impact on cash flow.

The Group is also exposed to market risks from construction contracts of power transmission companies entered into in 2019, due to the volatility of prices of commodities and inputs, such as aluminum used in the construction phase. Pursuant to its risk management policy, risk mitigation strategies may be used to reduce such oscillations in cash flow. These risk mitigation strategies may include derivative instruments, mainly forward contracts, futures contracts and options.

(33)   FINANCIAL INSTRUMENTS

The main financial instruments at fair value and/or the carrying amount is significantly different of the respective fair value, classified in accordance with the group´s accounting practices are:

				Consolited
				September 30, 2019
	Note	Category / Measurement	Level (*)	Carrying amount	Fair value
Assets
Cash and cash equivalent	5	(a)	Level 1	413,758	413,758
Cash and cash equivalent	5	(a)	Level 2	2,817,975	2,817,975
Derivatives	33	(a)	Level 2	850,112	850,112
Derivatives - Zero-cost collar	33	(a)	Level 3	5,028	5,028
Concession financial asset - distribution	10	(a)	Level 3	8,398,420	8,398,420
				12,485,293	12,485,293

Liabilities
Borrowings - principal and interest	16	(b)	Level 2 (***)	6,065,291	6,054,553
Borrowings - principal and interest (**)	16	(a)	Level 2	5,585,711	5,585,711
Debentures - Principal and interest	17	(b)	Level 2 (***)	8,224,200	7,913,156
Debentures - Principal and interest (**)	17	(a)	Level 2	476,187	476,187
Derivatives	33	(a)	Level 2	5,469	5,469
				20,356,858	20,035,076

(*) Refers to the hierarchy for fair value measurement

(**) As a result of the initial designation of this financial liability, the consolidated balances reported a loss of R$ 184,330  in the nine months period of 2019 (a gain of R$ 34,584 in the nine months period of 2018).

(***) For disclosure purposes based on CPC 40 (R1) / IFRS 7

The classification of financial instruments in “amortized cost” or “fair value through profit or loss” is based on the portfolio business model and in the characteristics of expected cash flow for each instrument.

The financial instruments for which the carrying amounts approximate the fair values, due to their nature, at the end of the reporting year are:

•       Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) intercompany loans between associates, subsidiaries and parent company, (iv) receivables – CDE, (v) pledges, funds and restricted deposits, (vi) services rendered to third parties, (vii) collection agreements and (viii) sector financial asset;

•       Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) FNDCT/EPE/PROCEL, (vi) collection agreement, (vii) reversal fund, (viii) payables for business combination, (ix) tariff discounts – CDE and (x) sector financial liability.

In addition, in the nine months period of 2019 there were no transfers between the fair value hierarchy levels.

a)     Measurement of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

The three levels of the fair value hierarchy are:

Level 1: Quoted prices in an active market for identical instruments;

Level 2: Observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Instruments whose relevant factors are not observable market inputs.

Pricing of forward and futures contracts is on the basis of future curves of the underlying assets. Said curves are usually provided by the stock exchanges on which these assets are traded, or other market price providers. When price is not available for the intended maturity, it is obtained on the basis of interpolation between available maturities.

As the distribution concessionaries classified the respective concession financial assets as fair value through profit or loss, the relevant factors for fair value measurement are not publicly observable. Therefore, the fair value hierarchy classification is level 3. The movements and respective gains (losses) in profit for or loss for the nine months period are R$ 247,182 (R$ 310,779 in the nine months period of 2018) and the main assumptions are described in note 10 and 26.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 33 b.1.

The Company recognizes in “Investments at cost” in the financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at cost that is the best estimate of their fair value, since there are no available recent information for the fair value calculation, according to IFRS 9.

b)    Derivatives

The Group has the policy of using derivatives to hedge against the risks of fluctuations in exchange and interest rates, without any speculative purposes. The Group has currency hedges in a volume compatible with the net exchange exposure, including all assets and liabilities tied to exchange rate changes.

The hedging instruments entered into by the Group are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodic adjustments. Furthermore, in 2015 the subsidiary CPFL Geração contracted a zero-cost collar derivative (see item b.1 below) derivative contract involving forward aluminum purchase with no physical delivery.

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated for the accounting recognition at fair value (notes 17 and 18). Other debts that have terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Group did not adopt hedge accounting for transactions with derivative instruments.

On September 30, 2019, in order to provide hedge for purchases of inputs used in the construction of new power transmission projects, subsidiary CPFL Geração entered into derivative contracts involving forward aluminum purchases for future financial settlement  in order to mitigate the risk arising from oscillation in prices during the period when (pure) aluminum purchases are made.

At September 30, 2019, the Group had the following swap transactions, all traded on the over-the-counter market:

	Fair values (carrying amounts)
Strategy	Assets	Liabilities	Fair value, net	Values at cost, net (1)	Gain (loss) on fair value measurement	Currency / debt index	Currency / swap index	Maturity range	Notional

Derivatives to hedge debts designated at fair value
Exchange rate hedge
Bank Loans - Law 4.131	746,134	(609)	745,525	674,301	71,224	US$ + (Libor 3 months+ 0.8% to 1.55%) or (1.96% to 3.65%)	99.80% to 116% do CDI or CDI + 0.12%	October/18 to March/22	3,980,164
Bank Loans - Law 4.131	27,260	(4,092)	23,167	15,226	7,942	Euro + 0.42% to 0.96%	102% to 105.8% of CDI	April/19 to March/22	834,630

	773,393	(4,701)	768,692	689,526	79,166

Hedge variation price index
Debentures	76,718	-	76,718	13,934	62,784	IPCA + 5.8%	100.15% to 104.3% of CDI	August/25	416,600

Subtotal debt hedge	850,112	(4,701)	845,411	703,460	141,950

Other (2)						Currency / debt index	Maturity range	Notional in US$
Zero cost collar	5,028	-	5,028	718	4,309	US$	July/18 to September/20	27,307
Commodity forward contract (aluminum)	-	(768)	(768)	-	(768)	aluminum (US$/ton)	July/20	3,889
Subtotal other	5,028	(768)	4,260	718	3,542

Total	855,140	(5,469)	849,671	704,179	145,492

Current	318,385	(1,377)
Noncurrent	536,754	(4,092)

For further details on terms and information on debts and debentures, see notes 17 and 18

(1)The value at cost are the derivative amount without the respective fair value measurement, while the notional refers to the balance of the debt and is reduced according to the respective amortization;

(2) Due to the characteristics of this derivatives the notional amount is presented in U.S. dollar.

Changes in derivatives are stated below:

	Consolidated
	At December 31, 2018	Interest, monetary adjustment, exchange rate and fair value measurement	Repayment	At September 30, 2019
Values at cost, net
To debts designated at fair value	631,368	230,389	(158,297)	703,460
To debts not designated at fair value	21,548	(857)	(20,691)	-
Other (zero cost collar)	-	7,547	(6,829)	718
Fair value measurement (*)	(27,722)	173,213	-	145,492
Total	625,194	410,292	(185,817)	849,671

(*)The effects on the profit or loss and comprehensive income of 2019 related to the fair value adjustments (MTM) of the derivatives are: (i) gains of R$ 186,616 for the debts designated at fair value, (ii) losses of R$ 577 for non- designated at fair value and (iii) losses of R$ 12,825 for other derivatives .

As mentioned above, certain subsidiaries elected to fair value measurement debts for which they have fully debt-related derivatives instruments (note 17 and 18).

The Group has recognized gains and losses on their derivatives. However, as these derivatives are used as a hedging instrument, these gains and losses minimized the impacts of fluctuations in exchange and interest rates on the hedged debts. For the nine months period ended at September 30, 2019 and 2018, the derivatives generated the following impacts on the consolidated profit or loss, recognized in the line item of Finance costs on monetary adjustment and exchange rate changes and in the consolidated comprehensive income in the credit risk in the fair value measurement related to debts at fair value:

	Gain (Loss) on income				Gain (Loss) in comprehensive income
	2019		2018		2019
Hedged risk / transaction	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Interest rate variation	1,139	11,006	(7,922)	(13,315)	-	-
Fair value measurement	10,098	39,605	(13,512)	(17,940)	365	1,591
Exchange variation	297,787	226,074	281,435	940,699	-	-
Fair value measurement	10,964	132,327	(12,454)	(39,306)	(168)	(315)
	319,988	409,012	247,547	870,138	197	1,276

b.1) Zero-cost collar derivative transactions entered into by CPFL Geração

In 2015, the subsidiary CPFL Geração entered into a transaction involving put options and call options in US$, both having the same institution as counterpart, and that combined are featured as a transaction usually known as zero-cost collar. Entering into this transaction does not have any speculative purpose, in as much as it is aimed at minimizing any negative impacts on future revenue of the joint venture ENERCAN, which has electric energy sale agreements with annual adjustment of part of the tariff based on the dollar variation. In addition, according to Management’s view, the scenario in 2015 was favorable to enter into this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for this type of transaction.

The total amount contracted was US$ 111,817 thousand, with due dates between October 1, 2015 and September 30, 2020. At September 30, 2019, the total amount contracted was US$ 27,307 thousand, considering the options already settled until this date. The strike prices of the dollar options vary from R$ 4.20 to R$ 4.40 for put options and from R$ 5.40 to R$ 7.50 for call options.

These options were measured at fair value in a recurring manner, as required by IFRS 9 /CPC 48. The fair value of the options that are part of this transaction was calculated based on the following assumptions:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, strike price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 15.38%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed separately, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 313, resulting in a net asset of R$ 5,341.

The following table reconciles the opening and closing balances of the call and put options for the nine months period ended September 30, 2019, as required by IFRS 13/CPC 46:

	Consolidated
	Assets	Liabilities	Net

At December 31, 2018	16,367	-	16,367
Measurement at fair value	(18,168)	-	(18,168)
Net cash, received from settlement flows	6,829	-	6,829
At September 30, 2019	5,028	-	5,028

The fair value measurement of these financial instruments was recognized as finance income (expense) of the period, and no effects were recognized in other comprehensive income.

c)     Concession financial assets - distribution

As the distribution subsidiaries have classified the respective financial assets of the concession as measured at fair value through profit or loss, the relevant factors to measure the fair value are not publicly observable and there is no active market. Therefore, the classification of the fair value hierarchy is level 3.

d)    Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates and interest rates – will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Group uses derivatives to manage market risks.

e)     Sensitivity analysis

The Group performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising changes in exchange and interest rates.

When the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, due to a consequent negative impact on the Group’s profit or loss. Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the profit or loss. The Group therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

e.1)  Exchange rates variation

Considering that the net exchange rate exposure at September 30, 2019 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
				Income (cost)
Instruments	Exposure (a) R$ thousand		Risk	Currency depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Financial liability instruments	(4,732,648)			(104,099)	1,105,088	2,314,274
Derivatives - Plain Vanilla Swap	4,779,168			105,122	(1,115,950)	(2,337,023)
	46,520		drop in the dollar	1,023	(10,862)	(22,749)

Financial liability instruments	(854,944)			(40,089)	183,669	407,428
Derivatives - Plain Vanilla Swap	865,044			40,562	(185,839)	(412,241)
	10,100		drop in the euro	473	(2,170)	(4,813)

Total	56,620			1,496	(13,032)	(27,562)

Effects in the accumulated comprehensive income				1,186	(9,738)	(20,663)
Effects in the income of the period				310	(3,294)	(6,899)

				Income (cost) on profit or loss
Instruments	Exposure (a) R$ thousand		Risk	Currency depreciation (b)	Currency depreciation of 25% (c)	Currency depreciation of 50% (c)
Derivatives zero-cost collar	27,307	(d)	raise in the dollar	(499)	(6,291)	(12,083)
Commodity forward contract (aluminum)	3,889	(d)	drop in the aluminum (US$/ton)	(17)	(4,962)	(11,807)

(a) The exchange rate considered at 09/30/2019 was R$ 4.16 per US$ 1.00 and R$ 4.54 per €$ 1.00.

(b) As per the exchange rate curves obtained from information made available by B3 S.A., with the exchange rate being considered at R$ 4.26 and 4.76, and the currency depreciation at 2.20% and 4.69% for US$ and €$, respectively at 09/30/2019.

(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the B3 S.A..

(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

Except for zero-cost collar derivative and commodity forward contract, as the net exchange exposure of the dollar and the euro for the other derivative instruments is an asset, the risk is a drop in the dollar, and the euro, therefore, the exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

e.2) Interest rates variation

Assuming that the scenario of net exposure of the financial instruments indexed to floating interest rates at September 30, 2019 is maintained, the net finance cost for the next 12 months for each of the three scenarios defined, would be:

(a)   The indexes were obtained from information available in the market.

(b)   As required by CVM Instruction number 475/2008, the percentages of increase were applied to the indexes in the probable scenario.

Additionally, the debts exposed to pre-fixed indexes would generate an expense of R$ 54,162.

f)      Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from Consumers, Concessionaires and Licensees and financial instruments. Monthly, the risk is monitored and classified according to the current exposure, considering the limit approved by Management.

Impairment losses on financial assets recognized in profit or loss are presented in note 6 – Consumers, Concessionaires and Licensees.

Consumers, Concessionaries and Licensees

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, Management also considers the factors that may influence the credit risk.

The Group uses a provision matrix to measure the expected credit losses of trade receivables according to the consumer class (Residential, Commercial, Rural, Public Power, Public Lighting, Public Services), Other Revenues and Unbilled Revenue, comprising mostly a large number of dispersed balances.

Loss rates are based on actual credit loss experience over the past.

These rates reflect differences between economic conditions during the period over which the historical data have been collected, current conditions and the Group’s view of future economic conditions over the expected lives of the receivables. Accordingly, an “adjusted” revenue was calculated, reflecting the Group perception on expected loss. Such “adjusted” revenue was allocated by consumption class (matrix) according to the interval currently used in the allowance guided by the regulatory parameters as follows:

Class	Days	Period
Residential	90	Revenue of 3 months prior to the current month
Commercial and other revenues	180	Revenue of 6 months prior to the current month
Industrial, rural, public power in general	360	Revenue of 12 months prior to the current month
Unbilled	-	Uses revenue of the same month

Therefore, based on the assumptions above, an “Adjusted” ratio of the expected credit losses (“ECL”) allowance for the month is calculated, which was determined dividing the “Actual ECL” allowance by the “Adjusted Revenue” for each month. Then, the ECL allowance is estimated monthly, considering the respective moving average for the months of the "Adjusted” monthly ratios and applied to the actual revenue for the current month.

Based on this criterion, the ECL allowance percentage to be applied is changed monthly to the extent that the moving average is calculated.

The methodology used by Management includes a percentage that is compliant with the IFRS rule described as expected credit losses, including in a single percentage the probability of loss, weighted by the expected loss and possible outcomes, that is, including Probability of default (“PD”), Exposure at default (“EAD”) and Loss Given Default (“LGD”).

Macroeconomic factors

After studies developed by the Company to assess which variables present a correlation ratio with the actual amount of Expected Credit Losses Allowance, no ratios or macroeconomic factors that would have material impacts or that had direct correlation with the default level were identified, due to the electric sector characteristic of having instruments that mitigate the risk of losses, such as cutting energy supply to default customers.

Cash and cash equivalents

The Group limits its exposure to credit risk by investing only in liquid debt securities and only with counterparties that have a credit rating of at least AA-.

The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Management did not identify for the quarter ended September 30, 2019 and the year ended December 31, 2018 that the securities had a significantly change in credit risk.

Derivatives

The Group adopts a policy of using derivatives with the purpose of hedge (economic hedge) against the risks of fluctuations in exchange rates and interest rates, mostly comprising currency and interest rate swaps. The derivative transactions are entered into with first-tier banks and financial institutions with a rating of at least AA-, based on the main credit rating agencies in the market (note 33). Management has not identified for the period of 2019 and the year 2018 that the derivative financial assets had a significant impairment using the criterion of expected losses.

The Group adopts a policy of providing financial guarantees for the obligations of its subsidiaries and joint ventures. At September 30, 2019 and December 31, 2018, the Company had provided guarantees to certain financial institutions with respect to the credit lines granted to its subsidiaries and joint ventures, as presented in notes 17 and 18.

(34)   NON-CASH TRANSACTIONS

	Consolidated
	September 30, 2019	September 30, 2018
Other transactions
Reclassification from tied deposits to cash and cash equivalents	7,825	-
Loan payment with minority dividends	84	-
Provision (reversal) for socio environmental costs capitalized in property, plant and equipment	14,529	-
Interest capitalized	18,594	20,285
Transfer between property, plant and equipament and other assets	3,214	5,239

(35)   EVENTS AFTER THE REPORTING PERIOD

35.1  Annual tariff adjustment – CPFL Piratininga

On October 23, 2019, ANEEL approved the periodic tariff review (“RTP”) of 2019 for subsidiary CPFL Piratininga. Tariffs were, on average, adjusted by 1,88%, with -5,40% referring to the economic adjustment and +7,2% referring to the financial components, in relation to the tariffs defined in the last tariff adjustment (RTA/2018). The average effect for consumers is of -7,80% (as per ANEEL Homologatory Resolution), when compared to the tariffs defined by operation of the RTA occurred in October 2018. The new tariffs are effective from October 23, 2019 to October 22, 2020.

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, at September 30, 2019:

Shareholders	Common shares	Interest %
State Grid Brazil Power Participações S.A.	730,435,698	63.39%
ESC Energia S.A.	234,086,204	20.32%
Other shareholders	187,732,349	16.29%
Total	1,152,254,440	100.00%

Quantity and characteristic of securities held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of September 30, 2019 and December 31, 2018:

	September 30, 2019		December 31, 2018
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	964,521,902	83.71	964,521,902	94.75
Administrator	-	-	-	-
Members of the Executive Officers	189	0.00	189	0.00
Members of the Board of Directors	-	-	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	187,732,349	16.29	53,392,655	5.25
Total	1,152,254,440	100.00	1,017,914,746	100.00
Outstanding shares - free float	187,732,349	16.29	53,392,655	5.25

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration

SHAREHOLDING STRUCTURE									3rd quarter of 2019
CPFL ENERGIA S/A									Per units shares		Date of last change
#	1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		964,521,902	83.71%	100.00%	-	0.00%	0.00%	964,521,902	83.71%
1.1	Esc Energia S.A.	15.146.011/0001-51	234,086,204	20.32%	100.00%	-	0.00%	0.00%	234,086,204	20.32%	June 27, 2019
1.2	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	730,435,698	63.39%	100.00%	-	0.00%	0.00%	730,435,698	63.39%	June 27, 2019
	Noncontrolling shareholders		187,732,538	16.29%	100.00%	-	0.00%	0.00%	187,732,538	16.29%
1.3	Board of Directors members	07.341.926/001-90	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	June 27, 2019
1.4	Executive Office members		189	0.00%	100.00%	-	0.00%	0.00%	189	0.00%	June 27, 2019
1.5	Other shareholders		187,732,349	16.29%	100.00%	-	0.00%	0.00%	187,732,349	16.29%
	Total		1,152,254,440	100.00%	100.00%	-	0.00%	0.00%	1,152,254,440	100.00%
	2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
1.1.1	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%	January 23, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
	3 - Entity: 1.2 State Grid Brazil Power Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		29,165,194,229	100.00%	100.00%	-	0.00%	0.00%	29,165,194,229	100.00%
1.2.1	International Grid Holdings Limited		29,165,194,229	100.00%	100.00%	-	0.00%	0.00%	29,165,194,229	100.00%	August 14, 2018
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2	Top View Grid Investment Limited		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%	March 28, 2017
1.2.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		29,165,194,229	100.00%	100.00%	-	0.00%	0.00%	29,165,194,229	100.00%
	4 - Entity: 1.2.1 International Grid Holdings Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.1.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	5 - Entity: 1.2.2 Top View Grid Investment Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.2.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	6 - Entity: 1.2.1.1 State Grid International Development Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%
1.2.1.1.1	State Grid International Development Co., Ltd		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%
1.2.1.1.2	State Grid Overseas Investment Ltd		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%	July 31, 2017
1.2.1.1.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		21,429,327,845	100.00%	21.32%	79,091,019,116	100.00%	78.68%	100,520,346,961	100.00%
	7 - Entity: 1.2.1.1.1 State Grid International Development Co., Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
1.2.1.1.1.1	State Grid Corporation of China		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
	8 - Entity: 1.2.1.1.2 State Grid Overseas Investment Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%
1.2.1.1.2.1	State Grid Corporation of China		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%

INDEPENDENT AUDITORS' REPORT

KPMG Auditores Independentes

Av. Coronel Silva Telles, 977 - 10º andar, Cambuí

13024-001 - Campinas/SP – Brasil

Edifício Dahruj Tower

Caixa Postal 737 - CEP 13012-970 - Campinas/SP - Brasil

Telephone +55 (19) 3198-6000, Fax +55 (19) 3198-6205

www.kpmg.com.br

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

 (A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

CPFL Energia S.A.

Campinas - SP

Introduction

We have reviewed the individual and consolidated interim financial information of CPFL Energia S.A. (“the Company”), included in the Quarterly Information Form (ITR), for the quarter ended September 30, 2019, which comprises the statement of financial position as of September 30, 2019 and the respective statements of profit or loss and other comprehensive income for the three and nine-month periods then ended, and changes in shareholders´ equity and cash flows for the nine-month period then ended, comprising the explanatory footnotes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with CPC 21(R1) and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board – (IASB), and for presentation of these interim financial information in accordance with the rules issued by Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the quarterly information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International Standard on review engagements (NBC TR 2410 - Review of Interim Financial Information performed by the Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of the Quarterly Information - ITR and presented in accordance with the rules issued by Brazilian Securities and Exchange Commission - CVM.

Other matters - Statements of Value Added

The quarterly information referred to above include the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2019, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures followed together with the review of the Company's interim financial information, in order to form our conclusion whether they are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the statements of value added are not prepared, in all material respects, in accordance with the criteria set on that Standard and consistently with the individual and consolidated interim financial information taken as a whole.

Campinas, November 4, 2019.

KPMG Auditores Independentes

CRC 2SP014428/O-6

(Original in Portuguese signed by)

Marcio José dos Santos

Accountant CRC 1SP252906/O-0

Management declaration on financial statements

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rua Jorge Figueiredo Corrêa, nº 1.632, Jardim Professora Tarcília, CEP 13087-397 - Campinas - SP -  Brazil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)         they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended September 30, 2019;

b)         they have reviewed and discussed, and agree with, the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended September 30, 2019;

__________________________________ Gustavo Estrella Chief Executive Officer, holding also the function of Business Development and Planning Vice-President and Business Management Vice-President

Yumeng Zhao Executive Vice-President	Shirong Lyu Senior Exective Vice-President

Gustavo Pinto Gachineiro Legal and Institution Relations Vice- President	YueHui Pan Financial and Investor Relations Vice-President, holding also the function of Deputy Chief Financial Officer

Karin Regina Luchesi Market Operations Vice-President	Luis Henrique Ferreira Pinto Regulated Operations Vice-President

Management declaration on independent auditor´s report

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rua Jorge Figueiredo Corrêa, nº 1.632, Jardim Professora Tarcília, CEP 13087-397 - Campinas - SP -  Brazil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)         they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended September 30, 2019;

b)         they have reviewed and discussed, and agree with, the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended September 30, 2019;

__________________________________ Gustavo Estrella Chief Executive Officer, holding also the function of Business Development and Planning Vice-President and Business Management Vice-President

Yumeng Zhao Executive Vice-President	Shirong Lyu Senior Exective Vice-President

Gustavo Pinto Gachineiro Legal and Institution Relations Vice- President	YueHui Pan Financial and Investor Relations Vice-President, holding also the function of Deputy Chief Financial Officer

Karin Regina Luchesi Market Operations Vice-President	Luis Henrique Ferreira Pinto Regulated Operations Vice-President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 30, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.